File No. _____

As Filed with the Securities and Exchange Commission
on August 1, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
_____________________________________________
_____________________________________________

APPLICATION FOR AN ORDER OF EXEMPTION
UNDER SECTIONS 6(c), 12(d)(1)(J), AND 23(c)(3)
OF THE INVESTMENT COMPANY ACT OF 1940,
FROM SECTIONS 27(i), 12(d)(1), 18(c), 18(i), 23(c), 24(f), AND 30(e)
OF THE 1940 ACT,
AND RULES 23c-1, 23c-3, 24f-2, 30e-1, AND 30e-2 THEREUNDER
_____________________________________________
_____________________________________________
_____________________________________________

PHL VARIABLE ACCUMULATION ACCOUNT III; and
PHL VARIABLE INSURANCE COMPANY
One American Row
Hartford, CT 06103-2899
_____________________________________________
_____________________________________________

ALL COMMUNICATIONS AND ORDERS TO:
Kathleen McGah, Esq.
Vice President, Life and Annuity Counsel
Phoenix Life Insurance Company
One American Row
Hartford, CT 06103-2899

Copies to:
W. Thomas Conner, Esq.
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of PHL VARIABLE ACCUMULATION ACCOUNT III; and PHL VARIABLE INSURANCE COMPANY Investment Company Act of 1940 File No. _____	) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER
OF EXEMPTION UNDER SECTIONS 6(c),
12(d)(1)(J), AND 23(c)(3) OF THE 1940 ACT
FROM SECTIONS 27(i), 12(d)(1), 18(c),
18(i), 23(c), 24(f), AND 30(e) OF THE 1940
ACT AND RULES 23c-3, 24f-2, 30e-1, AND
30e-2 THEREUNDER

PHL Variable Accumulation Account III (the "Separate Account") and PHL Variable Insurance Company (the "Insurance Company") (collectively, "Applicants")  hereby submit this application (the "Application") for an order (the “Order”) of the Securities and Exchange Commission (the "Commission") pursuant to Sections 6(c), 12(d)(1)(J), and 23(c)(3) of the Investment Company Act of 1940 (the "1940  Act" or the "Act"), granting exemptions from the provisions of certain sections of the 1940 Act and rules thereunder as set forth below, to the extent necessary to permit the Separate Account to be formed and operated as a closed-end investment company under Section 5(a)(2) of the 1940 Act and to permit the issuance and sale of certain longevity annuity contracts (the "Contracts") in the manner described below.1  The Contracts are deferred variable annuity contracts that are

1
All applicants that need the relief requested herein are included as Applicants.  Applicants request that the term “Insurance Company” be deemed to include any insurance company that controls, is controlled by, or is under common control with, the Insurance Company; that the term “Separate Account” be deemed to include any separate account (that meets the definition set forth in Section 2(a)(37) and Rule 0–1(e) of the 1940 Act) of any such Insurance Company, and that is now existing or is created in the future; and that the term “Contract” be deemed to include any contract similar in all material respects to the Contracts and issued in the future by an Insurance Company through a Separate Account. Any such Insurance Company and Separate Account represents that it will comply with all conditions, terms, and provisions of this Application and of the corresponding Order.

specifically designed to meet investor needs for longevity protection, that is, protection against the risk of outliving the investor's assets.   To that end, the Contract will be offered as a special purpose long term investment for a relatively small, dedicated portion of a purchaser's net worth, with a guarantee by the Insurance Company of certain "longevity credits" that will increase the value of the purchaser's Contract during a deferral period selected by the owner of the Contract (the “Deferral Period”).  The longevity crediting rates will vary depending on the age and gender of the annuitant, and will be determined at the time the Contract is issued based on the Insurance Company's mortality assumptions and the length of the Deferral Period.  In keeping with the purpose and design of the product, the Contract does not provide cash withdrawal rights during the Deferral Period or a death benefit or other payment if the annuitant dies during the Deferral Period.2  These two features are essential to the actuarial basis for the Contract guarantees and are consistent with the purpose of the product, which is to provide resources in the event the annuitant lives beyond a predetermined advanced age.
To Applicants' knowledge, the Separate Account will be the first registered closed-end separate account that publicly offers variable annuity contracts, and the Contracts will be the first registered variable annuity contracts that provide a guarantee of longevity credits based on mortality assumptions.  In order to offer the Contracts, Applicants request exemptions from a number of provisions of the 1940 Act and related rules.  Specifically, Applicants request relief from:  (1) Section 27(i) of the 1940 Act to exempt the Separate Account from redeemability requirements during the Deferral Period;

2	Limited withdrawals will be permitted to comply with any minimum distribution requirements under applicable tax law for Contracts issued in connection with Individual Retirement Accounts.

 (2) Sections 18(c), 18(i), and 12(d)(1) of the 1940 Act to permit each of the investment sub-accounts of the Separate Account (the "Investment Accounts") to invest all of its assets in shares of an underlying registered open-end investment company, or series thereof, and to insulate its assets and liabilities from those of the other Investment Accounts; (3) Section 23(c) of the 1940 Act and Rules 23c-1 and 23c-3 thereunder to the extent necessary (a) to allow Contract owner transfers from one Investment Account to another, permitted distributions during the Deferral Period, and withdrawal or transfer of account value according to Contract owner instructions after expiration of the Deferral Period, and (b) to permit the Separate Account to rely on certain rules and exemptions available to "interval funds;" and (4) Sections 24(f) and 30(e) of the 1940 Act and Rules 24f-2, 30e-1, and 30e-2 thereunder to allow the Separate Account to operate in a more efficient manner as further described below.
Applicants believe that the Contracts will provide a valuable tool for serving important investor and societal needs for longevity protection in a fair and transparent manner, without sacrificing the quality of investor protection.  Applicants further believe that use of the Commission's exemptive authority to permit the Separate Account to operate as a closed-end company offering the Contracts is consistent with the Commission's historical willingness to alleviate unnecessarily rigid restrictions on innovative financial products that would otherwise be imposed by the 1940 Act, in particular the Act's rigid classification system for open-end and closed-end products, where particular market developments and evolving investor needs were not contemplated by the Act's provisions.  The Applicants believe that the proposed financial product does not present the abuses that the Act was designed to prevent.

I. BACKGROUND

A.	The Separate Account
The Separate Account is a "separate account" as defined by Section 2(a)(37) and Rule 0–1(e) under the 1940 Act, and will be registered with the Commission as a closed-end management investment company under the 1940 Act on Form N-2.3   PHL Variable Insurance Company established the PHL Variable Accumulation Account III on December 22, 2008, as a segregated investment account under Connecticut law.  Under Connecticut law, the assets of the Separate Account attributable to the Contracts are owned by the Insurance Company but are held separately from all other assets of the Insurance Company for the benefit of the owners of, and the persons entitled to payment under, those Contracts pursuant to the terms of the Contracts.  Consequently, Separate Account assets are not chargeable with liabilities arising out of any other business that the Insurance Company may conduct.  The Separate Account will be divided into different Investment Accounts, each of which will invest in shares of a registered open-end investment company or series thereof (each, an "Underlying Fund").4  Income, gains and losses, realized or unrealized, from each Investment Account of the Separate Account will be credited to or charged against that Investment Account without regard to any other income, gains or losses.
The Separate Account will have a board of directors, constituted in accordance with the requirements of Section 10 of the 1940 Act, which will perform the duties required of a closed-end

3	Because Form N-2 is not designed for variable annuity contracts, the disclosure in the registration statement will require certain adjustments to assure investor understanding of the Contract.

4
Dimensional Fund Advisors LP (“DFA”), an investment adviser registered with the Commission, is the manager to and sponsor of the Underlying Funds. DFA is a privately held company that, with its affiliates, manages over $207 billion in assets under management (as of January 31, 2011). The funds managed by DFA are sold to retail clients through independent fee-only financial advisers with which DFA has relationships. These financial advisers counsel their clients on various financial and investing strategies, including retirement income strategies.

management company and act in any capacity required under the 1940 Act and applicable state laws.  The Separate Account will have officers and other legal attributes of a management investment company.  As a practical matter, however, for investment purposes the Separate Account will operate in a manner very similar to a typical variable annuity unit investment trust separate account in that it will invest all of its assets in the Underlying Funds in accordance with instructions from Contract owners.

B.	PHL Variable Insurance Company
The Insurance Company is a Connecticut life insurance company and an indirect wholly-owned subsidiary of Phoenix Life Insurance Company ("Phoenix").  Phoenix is a New York insurance company and an indirect wholly-owned subsidiary of The Phoenix Companies, Inc., a publicly traded Delaware corporation.  The Insurance Company issues group and individual variable annuity contracts and variable life insurance policies.

C.	The Contracts
The Contracts are flexible premium deferred variable annuity contracts, the offer and sale of which will be registered with the Commission under the Securities Act of 1933 (the "1933 Act").  The Contracts are primarily designed for individuals aged between 40 to 85 at issue, who desire to protect against longevity risk by ensuring a future source of funding for lifetime income payments or for other financial needs.  At purchase of a Contract, the Contract owner will select a Deferral Period (typically from 10 to 40 years), which ends at a designated advanced age of the individual whose longevity risk is to be insured against by the Contract (the annuitant) chosen by the Contract owner (typically age 85 or 90, with a minimum age of 70 and a maximum age of

90).5  Purchasers also select a Maturity Date, which is the date at or after the end of the Deferral Period on which annuity payments under the Contract must begin (not later than the annuitant's 105th birthday).  For purposes of this Application, the period of time the Contract is in effect after the Deferral Period and before annuity payments begin is referred to as the "Maturity Period."
Contract owners make an initial purchase payment and allocate that payment among the Investment Accounts available under the Contracts.  They may make additional purchase payments at any time prior to a Premium Restriction Period, which commences seven years immediately before the end of the Deferral Period, and may transfer their interests in the Contract among Investment Accounts at any time either during the Deferral Period or the Maturity Period (subject to limits the Insurance Company or the Underlying Funds may impose to prevent frequent trading).
The sum of amounts credited to a Contract owner's account under the Contract during the Deferral Period is referred to as the "Contingent Account Value."  The sum of amounts credited to a Contract owner's account during the Maturity Period is referred to as the "Cash Value."  Contingent Account Value will reflect purchase payments, longevity credits, and the investment performance of the Investment Accounts selected.  Cash Value will reflect the amount carried over from the Contingent Account Value at expiration of the Deferral Period, withdrawals and expenses during the Maturity Period, and investment performance of the Investment Accounts selected.
Certain financial advisers that sell funds managed by DFA, the adviser to the Underlying Funds, will serve as the Applicant’s exclusive marketing and introductory

5
The Contracts will be offered with respect to a single annuitant or joint annuitants.  For simplicity, this Application describes Contracts issued with respect to a single annuitant, although operation of the Contract for joint annuitants will be described in the Contract prospectus.

conduit for the Contracts (the “Financial Advisers”).  In this capacity, the Financial Advisers will introduce the Contract in accordance with specific Insurance Company guidelines to ensure the Contracts are purchased only by a limited and appropriate segment of their individual retail advisory clients as a part of those clients’ overall financial planning.6
1.	State Law Approval
The Contracts have been filed and approved for issuance and sale as a variable deferred annuity in 43 states (including the District of Columbia), as of July 12, 2011.  Thirty-eight of those states provided affirmative approval, while five states treat variable deferred annuities as “exempt” for purposes of filing approvals.
2.	Suitability Requirements and Sales Practice Protection
In keeping with the purpose and special design of the product, the Contracts will be marketed only to, and issued only for, individuals who meet certain heightened suitability or other financial requirements as determined by Applicants, including a minimum net worth requirement, and will be subject to limits on the percentage of the individual's net worth that can be invested in the Contract.7  Specifically, it is currently anticipated that the Contracts will be marketed and introduced to persons having between $1 million and $5 million in investable assets and who may benefit from the Contract being a part of their overall financial planning.  Further, because the Contract’s fundamental purpose is protection against longevity risk, and not to provide a complete investment program, premium invested in the Contract is

6	Applicants represent that any financial advisers that distribute future Contracts will observe guidelines similar in all material respects to the guidelines described in this Application.

7
Suitability requirements apply to recommendations by Financial Advisers that sell funds managed by DFA, each of whom must also be a registered representative associated with a registered broker-dealer.  The Contracts may also be purchased on behalf of clients by registered investment advisers that are subject to fiduciary duties but not subject to broker-dealer suitability requirements.

limited, under current guidelines, to a maximum of 15% of the investor’s total net worth.8  In connection with the sale of the Contracts, the Financial Advisers offering the Contracts will be specially trained with respect to longevity risk and the products and tools available to address longevity risk.
All Contracts will be sold by Financial Industry Regulatory Authority (“FINRA”) registered broker-dealers subject to applicable suitability standards, including FINRA Rule 2330.  All Contracts will be offered and sold in a manner that will meet or exceed the minimum requirements established by the Suitability in Annuity Transactions Model Regulation adopted by the National Association of Insurance Commissioners (“NAIC”) in March 2010.  Some states, including Connecticut, may impose additional sales practice protections, and Applicants will comply with these requirements.9  Finally, in connection with sales of the Contracts, DFA will be required to provide a certification to the Insurance Company that Applicants’ applicable requirements have been met.10
3.	Purchase Payments; Contingent Account Value; Cash Value; and Transfers of Deferral Account and Cash Value
The initial purchase payment for a Contract must be at least $10,000.  Thereafter, a Contract owner may choose the amount and frequency of purchase payments until commencement of the Premium Restriction Period, up to a maximum aggregate amount of purchase

8
The components of the definition of net worth and, more generally, the overall guidelines with regard to an investor being required to have $1 million to $5 million in investable assets and the premium in a Contract being limited to a maximum of 15% of the investor's total net worth will be periodically reviewed and may be revised accordingly to reflect changes in demographics, market conditions, investor wealth, and other relevant factors, but in no event less than is stated in the Contract.

9	See infra Section III.B.5.C.

10
In recommending the Contract to certain of their clients, the Financial Advisers will also be bound to the federal fiduciary duty governing the conduct of advisers; see SEC v. Capital Gains Research Bureau, Inc., 375 U.S. 180, 194 (1963). See also Transamerica Mortgage Advisors, Inc., 444 U.S. 11, 17 (1979).

payments allowed pursuant to the Contract.11   Purchase payments are credited using forward pricing based on the value of shares of beneficial interest in the respective Investment Accounts ("share value"), in accordance with the requirements of Rule 22c-1.  That is, each purchase payment is credited using the share value of the Investment Account next calculated after receipt of the purchase payment before close of the New York Stock Exchange.  Share value, in turn, is calculated by determining the total value of the Investment Account's investment in the Underlying Fund and dividing the amount by the number of outstanding shares of the Investment Account.  The Separate Account will adhere to Rule 22c-1(c) (commonly referred to as the "2-day/5-day Rule") with respect to initial payments.  As explained below, because the Separate Account is not currently expected to charge any fees, there would be no Separate Account charges deducted to determine the Investment Accounts' share values.
Contract owners will have the right to return the Contract within 10 days (20 days for replacements) after receipt for a refund of the then current Contingent Account Value or, if greater and required by state law, premium payments plus any charges deducted under the Contract as of the date of cancellation. The Separate Account offers a money market fund option and a fixed account option, each of which may be used for payments prior to expiration of the free look period, as well as for allocation of Contingent Account Value or Cash Value.12
A Contract owner may make transfers of his or her Contingent Account Value or Cash Value among the available Investment Accounts, subject to certain restrictions which are

11	Both this limit and the initial payment requirement may change prospectively.

12
The state of Connecticut requires that Contracts offered in that state provide for a fixed account option. In addition to providing for the fixed account option in the Contracts offered and sold in Connecticut, the current intention of the Applicants is to offer and sell the Contracts with the fixed account option in all states where state insurance department approval to offer such option has been received.

described in the Contract prospectus. Transfers will be priced in the same manner as purchase payments, as described above.
4.	Longevity Credits
During each year of the Deferral Period, the Insurance Company will contribute a "longevity credit" to the Contract owner's Contingent Account Value, which will be allocated to the Separate Account's available Investment Accounts according to the Contract owner's instructions and the pricing method described above. The longevity credit will be calculated using a crediting factor or percentage of the Contract owner's Contingent Account Value, which percentage will increase each year with the annuitant's age, based on a predetermined schedule. The schedule of crediting factors is determined at the issue date of the Contract, based upon the age and gender of the annuitant, in accordance with the Insurance Company's mortality assumptions. To arrive at its mortality assumptions for the longevity credits, the Insurance Company uses the same standard mortality tables the Insurance Company uses to determine payout rates for annuity guarantees based on life contingencies, adjusted to reflect changes in mortality since issuance of the tables, characteristics of the target market, and future expectations with regard to mortality improvement. The schedule of crediting factors for a Contract is set forth in the Contract, and is guaranteed not to change once the Contract is issued. The amount of the credit contributed for each Contract owner will vary each year based on (1) the increase in the crediting factor over time and (2) the total value of the owner's Contingent Account Value, at the time of the credit. Longevity credits are contingent upon the survival of the annuitant named under the Contract, and are not paid after the death of the annuitant.
5.	Fees and Expenses
It is currently expected that neither the Insurance Company nor the Separate Account will assess any fees during the Deferral Period and there are no sales charges associated with the sale of the Contracts.13 The only fees incurred in connection with the Contracts during the Deferral Period are the fees and expenses of the Underlying Funds, which will be reflected in the share values of the Investment Accounts, and thus in the Contingent Account Value invested in the Investment Accounts.14 The Insurance Company will not pay commissions to registered representatives for sales of the Contracts.15
6.	Absence of Withdrawals, Surrenders, or Death Benefit during the Deferral Period
In keeping with the special purpose nature of the Contracts — accelerated accumulation of assets for protection against longevity risk — and in exchange for the economic benefits (e.g. longevity credits) provided by the Insurance Company to achieve this purpose, Contract owners will not be able to withdraw any portion of Contingent Account Value from the Separate Account prior to the expiration of the Deferral Period,16 and no portion of Contingent Account Value or other amount is payable in the event of the annuitant's death during the Deferral Period.17
These features are fundamental to the actuarial basis for the economic terms of the Contracts. The longevity crediting rates guaranteed under the Contracts are determined based

13
It is currently expected that the Contracts will not provide for a mortality and expense charge, but the Insurance Company reserves the right to impose a mortality and expense charge in the future for new issues of the Contract up to 1.50%.

14	After the Deferral Period has ended, Applicants may assess an administrative charge in order to cover administrative expenses incurred during the Maturity Period.

15
The Underlying Funds may pay a shareholder service fee to the Insurance Company or its affiliates in return for services provided to the Contract owners. If an Underlying Fund has a Rule 12b-1 fee, Contract owners will indirectly bear those fees. The DFA Global Moderate Allocation Portfolio, one of the Underlying Funds, has a 10 basis point shareholder service fee that it is anticipated would be paid to the Insurance Company in exchange for shareholder services to be provided to shareholders.

16	As noted above, exceptions will be permitted for required minimum distributions, if applicable. See note 2.

17
The Contracts will pay a death benefit equal to Cash Value if the annuitant dies during the Maturity Period. For purchasers that wish to have a death benefit during the Deferral Period, Applicants will offer an optional death benefit rider for an additional fee. Selection of the optional death benefit will also reduce the longevity credits provided during the Deferral Period.

on pooling the mortality risk for all annuitants in the relevant underwriting categories. As is the case with the calculation of annuity payment amounts based on life contingencies, the mortality expectations employed to determine the longevity crediting rates assume that all annuitants will continue in the group during their lifetime, and thus permitting redemptions would undermine the actuarial basis of the Contracts.
7.	Pay-out Period; Additional Options following Deferral Period
Upon expiration of the Deferral Period, the Cash Value will be available to provide for the financial needs of the annuitant through a range of options. At any time until the Maturity Date, Cash Value may be converted into an income stream (annuitized), used to provide income through periodic withdrawals, remain invested, or be withdrawn as a lump sum.18 On the Maturity Date, if the Contract remains in force, annuity payments will commence in accordance with the annuity payment option selected by the Contract owner. Only fixed annuity options will be available under the Contract, and these will be funded by the Insurance Company's general account.19
8.	Contract Owner's Interest in the Separate Account
The Insurance Company is the legal owner of all assets in the Separate Account and holds these assets for the benefit of Contract owners and other persons entitled to payment under the Contracts, in accordance with the terms and conditions of the Contracts. As explained above, under Connecticut law, all assets and liabilities within each Investment Account are insulated from the liabilities of the other Investment Accounts and the Insurance Company. In the event of the Insurance Company's insolvency, assets of the Separate Account are not subject to

18	A Contract owner may choose to transfer the lump sum to another variable or fixed annuity contract.

19	In the future, the Insurance Company may make available variable annuitization options under the Contracts.

the claims of general creditors, and state insurance law affords Contract owners a preferential claim against these assets for their proportional share of each Investment Account, based on Contingent Account Value during the Deferral Period and Cash Value during the Maturity Period.20
9.	Voting by Contract Owners
Contract owners will have voting rights with respect to the Separate Account, including the right to elect the board of directors of the Separate Account, to the extent required by the 1940 Act. State law will not require any additional voting rights. Contract owners will also have pass through voting privileges with respect to matters submitted to the vote of shareholders by the Underlying Funds.

II. EXEMPTIONS REQUESTED
Summarized below are the exemptions from the 1940 Act and rules thereunder that Applicants seek from the Commission.
A.	Section 27(i)(2)(A) - Redeemable Security Requirements
Section 27(i)(2)(A) of the 1940 Act makes it unlawful for a registered separate account funding variable insurance contracts, or for the sponsoring insurance company of such account, to sell such a contract unless the contract is a redeemable security. Section 2(a)(32) of the Act defines a "redeemable security" as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof. The Contracts are considered variable insurance contracts under Section 27(i).21 While Contract

20
With respect to the consequences of insolvency, the protection of Contract owner assets will be the same as that afforded to owners of contracts issued by separate accounts organized as unit investment trusts and funding traditional variable annuity contracts.

21
The 1940 Act itself does not define "variable insurance contract." However, the Contracts will fall within the definition of "variable annuity contract" provided in 1940 Act Rule 0-1(e)(1), which defines a variable annuity as "any accumulation or annuity contract, any portion thereof, or any unit of interest or participation therein pursuant to which the value of the contract, either prior or subsequent to annuitization, or both, varies according to the investment experience of the separate account in which the contract participates." Section 27(i)(1) exempts separate accounts, insurance company depositors, and principal underwriters issuing and selling variable insurance contracts from all provisions of Section 27 other than Section 27(i)(2), subject to certain conditions. Applicants intend to rely upon the exemptions provided by Section 27(i) for the issuance and sale of the Contracts.

owners may transfer Contingent Account Value or Cash Value among the Investment Accounts, Contract owners may not withdraw Contingent Account Value during the Deferral Period. To the extent that the Contracts thus will not meet the definition of "redeemable security" as defined in Section 2(a)(32), Applicants request relief from Section 27(i)(2)(A).22
B.	Section 18(c) — Limits on "Senior Securities"
Section 18(c) of the 1940 Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of debt and one class of stock that is a senior security. A senior security is defined in Section 18(g) of the Act as, with respect to debt, any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness and, with respect to stock, any stock of a class having priority over any other class as to distribution of assets or payments of dividends. Section 18(c) further states that any additional class of stock may be issued in one or more series, provided that no such series shall have a preference or priority over any other series upon distribution of the assets of the closed-end

22
Other provisions of the 1940 Act impose additional requirements on redeemable securities. For example, Section 22(e) of the 1940 Act generally prohibits any registered investment company from suspending the right of redemption of any redeemable security, or postponing the date of payment or satisfaction upon redemption of the redeemable security in accordance with its terms for more than seven days after the tender of such security to the company for redemption, except in limited circumstances. Rule 22c-1 under the 1940 Act prohibits a registered investment company issuing any redeemable security and certain other persons from selling, redeeming or repurchasing any such security, except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase of sell such security. As described above, during the Deferral Period, the Contracts will not be redeemable securities. Accordingly, Applicants do not believe the Contracts will be subject to these requirements, and thus do not request exemptive relief under Section 2(a)(32), Section 22(e), Rule 22c-1 or any other provision applicable to redeemable securities. To the extent the interests in the Separate Account may be viewed as "redeemable securities" with regard to transfers among the Investment Accounts, permitted distributions, and transactions during the Maturity Period, Applicants will comply with the requirements of Section 22e-1 and Rule 22c-1.

company or in respect of the payment of interest or dividends. To the extent that the creation of multiple Investment Accounts within the Separate Account, each of which is insulated from the others with respect to gains, losses, and payment obligations, is deemed to be the creation of senior securities outside of the confines of Section 18(c), Applicants request relief from Section 18(c).
C.	Section 18(i) – Voting Rights
Section 18(i) of the 1940 Act provides that each share of stock issued by a registered management company shall be a voting stock and have equal voting rights with every other outstanding voting stock. To the extent that the creation of multiple Investment Accounts within the Separate Account is deemed to be inconsistent with Section 18(i), in that each Investment Account would be entitled to exclusive voting rights with respect to matters, if any, that relate solely to that Investment Account, Applicants request relief from Section 18(i).
D.	Section 12(d)(1) – Anti-Pyramiding
Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of another investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring  company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company's shares to another investment company if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally. Because the Separate Account is a closed-end investment company, Section 12(d)(1)(E), which provides an exemption from these provisions for variable product separate accounts organized as unit investment trusts, does not by its terms provide relief for the Separate Account. To the extent that the investment of all of the assets by each Investment Account of the

Separate Account in a corresponding Underlying Fund is deemed inconsistent with Section 12(d)(1), Applicants request relief from Section 12(d)(1) for the Separate Account and for any Underlying Funds.23
E.	Section 23(c)(3) and Rule 23c-1 — Repurchase of Shares; Rule 23c-3 — Exemptions for Interval Funds
Section 23(c) of the 1940 Act provides that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except (1) on a securities exchange or such other open market as the Commission may designate by rules and regulations or orders: provided, that if such securities are stock, such registered company shall, within the preceding six months, have informed stockholders of its intention to purchase stock of such class by letter or report addressed to stockholders of such class; or (2) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (3) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.
Under this authority, the Commission has adopted Rule 23c-1, which permits repurchases under certain conditions designed by the Commission to prevent unfair discrimination. In order for a closed-end investment company to engage in a repurchase offer pursuant to Rule 23c-1, certain conditions must be met, which include, among other things: (a) the seller of the security is not to the knowledge of the company an affiliated person of such company; (b) the payment of the purchase price is accompanied or preceded by a written confirmation of the purchase; (c) the

23
Applicants request that this relief apply to all entities that are now or in the future become Underlying Funds, whether or not affiliated with Applicants or any of their affiliates, and without any further action required of the Underlying Funds or any other party.

purchase is made at a price not above the market value, if any, or the asset value of such security, whichever is lower, at the time of such purchase; (d) no brokerage commission is paid by the company to any affiliated person of the company in connection with the purchase; (e) the purchase is not made in a manner or on a basis which discriminates unfairly against any holders of the class of securities purchased; (f) the company has, within the preceding six months, informed stockholders of its intention to purchase stock; and (g) the company files as an exhibit to Form N-CSR a copy of any written solicitation to purchase securities sent or given during the period covered by the report by or on behalf of the company to 10 or more people.
As a general matter, the Separate Account will not permit withdrawals of Contingent Account Value during the Deferral Period, and thus will not be repurchasing its securities. However, the Separate Account permits transfers of Contingent Account Value and Cash Value among Investment Accounts, which could be deemed to involve a repurchase of the securities of the Investment Account from which Contingent Account Value or Cash Value is being transferred. The Contracts also permit certain minimum distributions during the Deferral Period if required by applicable tax law, the withdrawal or transfer of Cash Value at the Contract owner's instructions during the Maturity Period, and the transfer of Cash Value to the Insurance Company's general account upon annuitization. Applicants believe that these transactions do not unfairly discriminate against any Contract owners, and thus qualify for the exemption referred to in Section 23(c)(3). In addition, although Rule 23c-1 was not specifically designed for variable annuities, Applicants believe the proposed transactions comply with the relevant requirements of Rule 23c-1, either literally or in substance. Accordingly, Applicants request relief from Section 23(c) and Rule 23c-1 to the extent necessary to be able to permit these Contract owner transactions.

Rule 23c-3, in effect, permits closed-end management investment companies structured as "interval funds" to offer and sell their shares in a continuous offering and to repurchase their shares free from certain restrictions under the 1933 Act and the Securities Exchange Act of 1934, as amended ("1934 Act") that might otherwise apply to closed-end funds (we refer to these permissive provisions collectively as the "interval fund exemptions"). For example, interval funds may make continuous "shelf' offerings of their securities under 1933 Act Rule 415, are exempt from Regulation M and the tender offer and issuer repurchase rules, and may file post-effective amendments to their registration statements that become effective automatically.24
Applicants also contemplate offering the Contracts on a continuous basis. Applicants request an exemption from Rule 23c-3 that would enable Applicants to rely on the interval fund exemptions to the extent necessary to conduct a continuous offering of the Contracts and engage in the transactions described above.
F.	Section 24(f) and Rule 24f-2
Section 24(f) of the 1940 Act states that "upon the effective date of its registration statement .... a face-amount certificate company, open-end management company, or unit investment trust, shall be deemed to have registered an indefinite amount of securities." Rule 24f-2 under the 1940 Act allows any face-amount certificate company, open-end management company or unit investment trust ("UIT") that is deemed to have registered an indefinite amount of securities pursuant to Section 24(f) of the 1940 Act, not later than 90 days after the end of any fiscal year during which it has publicly offered such securities, to file Form 24F-2 with the

24
Interval funds are closed-end funds that have a fundamental policy of making repurchase offers to shareholders at net asset value at periodic intervals (every three, six or twelve months) pursuant to a fundamental policy. Interval funds governed by Rule 23c-3 may rely on Rule 415(a)(l)(xi) and Rule 486 (under the 1933 Act) and have exemptions from Regulation M 102(e), Rule 13e-4(h)(9), and Rule 14e-6 (under the 1934 Act).

Commission. Section 24(f) and Rule 24f-2 are not, by their terms, available to closed-end investment companies. Applicants request exemptive relief with respect to Section 24(f) and Rule 24f-2 to the extent necessary to permit the Separate Account to rely on these provisions to register an indefinite amount of securities.
G.	Section 30(e) and Rules 30e-1 and 30e-2
Section 30(e) requires that every registered investment company transmit to its stockholders, at least semi-annually, reports containing certain financial and other information, as prescribed by the statute and related Commission rules. Rule 30e-1, which applies to registered management investment companies, requires that the company satisfy this obligation by sending the information required to be included in its reports by the relevant registration statement form. Form N-2, the relevant form, specifies that the reports required by Section 30(e) shall include financial statements and other information about the company.25 Rule 30e-2, which applies to registered unit investment trusts, specifies that every registered unit investment trust, substantially all the assets of which consist of securities issued by a management investment company, must transmit to each shareholder of record a report containing all the applicable information and financial statements or their equivalent required by Rule 30e-1 to be included in reports of the management company. In other words, Rule 30e-2 provides for delivery of information relating to the underlying management companies instead of the unit investment trust. Applicants request relief from Section 30(e) and Rule 30e-1 and 30e-2 to the extent necessary to permit the Separate Account to fulfill its obligations under Section 30(e) by complying with Rule 30e-2 rather than Rule 30e-1, and thus by delivering to Contract owners only the Underlying Funds' annual and semi-annual reports.

25	See Item 24 of Form N-2, Instructions 4 and 5.

III. LEGAL ANALYSIS AND GROUNDS FOR RELIEF
Section 6(c) of the 1940 Act authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act and/or of any rule thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
Section 12(d)(1)(J) of the 1940 Act provides the Commission authority to issue exemptive relief from the provisions of Section 12(d)(1) if and to the extent that the relief requested is consistent with the public interest and the protection of investors.
Section 23(c)(3) of the 1940 Act authorizes the Commission to exempt any repurchases by an issuer of closed-end management investment company securities, for the protection of investors, in order to ensure that the purchases do not discriminate unfairly against any holders of the class or classes of the securities to be purchased.
For the reasons discussed below, Applicants believe that the requested exemptions are necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and meet the required standards for exemptions.

A.	The Contracts Serve Investors and the Public Interest

1.	Societal and Individual Needs for Longevity Protection
It is widely accepted and well documented that longevity risk — the risk of outliving one's assets -- poses a significant and growing challenge in this country.26 Longevity risk is burgeoning as the result of increased life expectancies combined with the widespread unavailability of defined benefit pension arrangements. At the same time, individuals tend to have either little awareness or serious misimpressions of the extent of their own longevity risk and the basic facts and principles necessary to understand the risk,27 while the marketplace currently offers limited tools at relatively high prices for addressing longevity risk.
A few statistics may be useful in understanding the extent and seriousness of longevity risk, as well as the need for longevity protection. Mortality among Americans has been steadily improving and at least one government report indicates that there is no expected slowdown to this trend.28 U.S. life expectancy has reached an all-time high.29 Life

26
See, e.g. Request for Information Regarding Lifetime Income Options for Participants and Beneficiaries in Retirement Plans, 75 Fed. Reg. 5253 (Feb. 2, 2010) available at http://webapps.dol.gov/FederalRegister/HtmlDisplay.aspx?DocId=23512&AgencyId=8&DocumentType=1 (the “2010 Request for Information”); GAO, Report to the Chairman, Committee on Education and Labor, House of Representatives, PRIVATE PENSIONS Alternative Approaches Could Address Retirement Risks Faced by Workers but Pose Trade-offs, GAO-09-642 (July 2009), available at http://www.gao.gov/new.items/d09642.pdf (the “GAO Report”); Ernst & Young LLP, Retirement Vulnerability of New Retirees: the Likelihood of Outliving their Financial Assets, (July 2008) available at http://www.ey.com/global/assets.nsf/US/Tax_QUEST_retirement_vulnerability/$file/Tax_QUEST_ Retirement_Vulnerability.pdf (the “E&Y Report”); Society of Actuaries, Key Findings and Issues, Longevity: The Underlying Driver of Retirement Risk, 2005 Risks and Process of Retirement Survey Report (2006), available at http://www.soa.org.files/pdf/Longevity%Short%20Report.pdf (the “2006 Society Report”); Jeffrey R. Brown, How Should We Insure Longevity Risk in Pensions and Social Security?, An Issue in Brief for the Center for Retirement Research at Boston College (Aug. 2000) Number 5, available at http://crr.bc.edu/images/stories/Briefs/ib_4.pdf.

27	See 2006 Society Report at 3 (67% of retirees underestimate average life expectancy; 42% by more than 5 years.).

28	Nat’l Ctr. For Health Stats., National Vital Statistics Reports, Deaths: Preliminary Date for 2009, Vol. 59, No. 4 (Mar. 16, 2011) available at http://www.cdc.gov/nchs/data/nvsr/nvsr59/nvsr59_04.pdf.

29	Id.

expectancy at age 65 increased almost 60% in the 20th Century.30 Estimates today give a healthy 65 year-old woman a 51% chance of living to at least age 85 and a 31% chance of living to past 90. A healthy 65 year-old man has a 36% chance of living to at least age 85 and a 17.5% chance of living to at least 90.31 A couple aged 65 has a 77% chance that at least one of them will live to age 85.32 "In 2006, there were more than 37 million Americans age 65 and older, accounting for 12% of the total population. There were five million people aged 85 and older, nearly two million in their nineties, and over 73,000 Americans aged 100 or older."33 Currently there is a "very real possibility" of living to age 90 or 100.34 This phenomenon, as well its financial implications, was well captured by then-Commission Chairman Christopher Cox: "[l]ongevity is now the norm in our country, and for that we can all be grateful but it also means we need to be prepared. Every year, as medical miracles allow us to enjoy a larger population of senior citizens, the task of protecting retirement nest eggs grows in importance."35
Meanwhile, as life expectancies are rising, employer and other pension support systems are decreasing, placing more of the preparation burden on individuals. As one report on the subject has summarized, “[i]ndividuals must now bear ever greater responsibility for managing their own assets as more employers abandon traditional defined benefit pension plans for defined

30	Innovation in Payout Annuity Products: Insuring Longevity Risk in Retirement, Christian DesRochers, FSA, MAAA (Sept. 17, 2010).

31	See 2006 Society Report at 5.

32	See E&Y Report at 18.

33
See then-Chairman Christopher Cox, Protecting Senior Citizens from Investment Fraud; U.S. Securities & Exchange Commission, Address Before the United States Special Committee on Aging (Sept. 5, 2007) (the “2007 Cox Speech”).

34	See E&Y Report at ii.

35	See 2007 Cox Speech.

contribution plans such as 401(k)s and self-directed IRAs."36 Then-Chairman Cox also acknowledged this shift in the burden of addressing longevity risk: "[w]e ... need to recognize that the shift from defined-benefit pension plans to 401(k) and similar plans has placed responsibility for managing retirement savings with the individual investor."37
Increases in longevity expectations and the shifting of the burden of longevity risk planning to individuals has spurred growing concern from government, as well as from the general public. In this regard, the U.S. Government Accountability Office (the “GAO”) released a report to the Chairman of the House Committee on Education and Labor addressing private pensions and alternative approaches to pensions that would address retirement risks faced by retirees.38  Among other findings, the GAO Report found that workers face a number of risks in both accumulating and preserving retirement assets, including the risk of outliving assets— i.e., longevity risk.39  Shortly after the GAO Report was released, the Obama administration called for a retirement income study40 and the Department of Labor (the “DOL”) and the Department of the Treasury (the “DOT”) responded accordingly.  In February 2010, DOL and DOT (through the Internal Revenue Service) jointly issued a request for information regarding lifetime income options for retirement assets.41 The 2010 Request for Information — which explicitly identified longevity risk as a reason to consider lifetime income options — elicited extensive reaction from the general public. DOL and

36	2006 Society Report at 1; See also GAO Report at 1; 2010 Request for Information at 5254.

37	See then-Chairman Christopher Cox, Protecting Senior Investing in Today’s Markets; U.S. SEC, Washington, D.C. (Sept. 22, 2008).

38	See GAO Report.

39	See id. at 1 and 18.

40
See Office of the Vice President, Annual Report of the White House Task Force on the Middle Class, 28 (Feb. 2010) available at http://www.whitehouse.gov/sites/default/files/microsites/100226-annual-report-middle-class.pdf.

41	See 2010 Request for Information at 5253.

DOT received almost 800 comment letters and held joint hearings in September 2010.42 Among the different options discussed that could provide an element of lifetime income after retirement, the 2010 Request for Information itself, commenters, and persons testifying at the hearings all identified the use of longevity insurance in the context of traditional immediate annuities and traditional deferred annuities.43 Both DOL and DOT continue to closely examine issues associated with the longevity risk problem and to consider regulatory changes to accommodate different solutions.44
As individual investors are increasingly in the position of needing to "self-insure" against longevity risk that is, itself, increasing in magnitude, there is a significant lag in both understanding of the risk and adequacy of the tools available for addressing it.45 Studies show that investors misunderstand many of the component factors necessary for adequate planning.46 At the most basic level, in one study 40% of pre-retirees surveyed underestimated population average life expectancy by five or more years.47 There is also widespread failure of individuals planning for retirement to focus beyond the first phase of retirement toward the later phases, when retirees may have to deal with significant limitations and more severe demands on retirement

42	Comments and transcripts of the hearings are available at http://www.dol.gov/ebsa/regs/cmt-1210-AB33.html.

43
See Request for Information at 5257; Letter from American Academy of Actuaries to Office of Regulations and Interpretations, Employee Benefits Sec. Admin., U.S. DOL (May 3, 2010) available at http://www.dol.gov/ebsa/pdf/1210-AB33-690.pdf (“AAA Letter”); Letter from The Individual Finance and Insurance Decisions Centere at the Fields Institute, to Office of Regulations and Interpretations, Employee Benefits Sec. Admin., U.S. DOL (Apr. 28, 2010) available at http://www.dol.gov/ebsa/pdf/1210-AB33-626.pdf (“IFIDC Letter”); Transcript of Oral Comments by Christopher Jones, Executive VP of Investment Mgmt. and CIO, Financial Engines, at DOL/DOT Joint Hearing on Lifetime Income Options, at 161 (Sept. 14, 2010) available at http://www.dol.gov/ebsa/pdf/1210-AB33-09142010.pdf (“Jones Comments”).

44
See 2010 Request for Information at 5253. DOL and DOT have asked whether the required minimum distribution rules affect defined contribution plan sponsors’ and participants’ interest in the use of lifetime income products; see id at 2257.  Additionally, commenters to the 2010 Request for Information noted that longevity annuities are sufficiently important to a lifetime income strategy to warrant exemption from the Internal Revenue Code’s required minimum distributions; see AAA Letter at 3; Jones Comments at 161.

45	Cf. 2010 Request for Information at 5254; GAO Report at 18.

46	See 2006 Society Report.

47	See id.

funds, or to make a formal calculation of how much they can afford to spend monthly to prevent doing so.48 A recent study projected that almost one-third of Americans in the second-highest income bracket will run out of money after 10 to 20 years in retirement.49 Many individuals also substantially overestimate the amount of money they will be able to spend each year without depleting their assets, which experts now assess as no more than 3% to 4% of accumulated savings per year.50
In summary, there is a clear emerging awareness of the risk of outliving ones assets and an appreciation of an individual’s responsibility for addressing such risk.  However, there is a lack of consensus among individual investors, financial advisers, and even governmental agencies as to what financial tools will be the most effective in protecting against individual longevity risk.  In this regard, fundamentally, there are two ways to ensure that an individual has a source of additional assets if and when they reach a particular age. One way is for the individual to invest an amount into a conventional investment such as a mutual fund or other investment vehicle so that the investment grows during the “deferral period” and the desired amount is available at the predetermined advanced age. The specific amount that should be invested depends on assumptions such as the length of the deferral period and the average annual rate of investment return.
The second way to ensure that there is a specific amount of assets available at a particular age is to pool the individual’s risk of living to the advanced age – known as “longevity risk,” the opposite

48
See Society of Actuaries, Key Findings and Issues, Phases of Retirement and Planning for the Unexpected, 2007 Risks and Process of Retirement Survey Report 9 (2008), available at http://www.soa.org/files/pdf/research-2007-findings-phases.pdf (the “2008 Society Report”). There is a “human nature” aspect to this. As the Report indicates, “[m]any individuals avoid planning for the risks they may face in the long-term for a variety of reasons including having to contemplate potentially unpleasant events.”

49
See Employment Benefit Research Institute, The EBRI Retirement Readiness Rating: Retirement Income Preparation and Future Prospects, No. 344 at 12 (July 2010) available at http://www.ebri.org/pdf/briefspdf/EBRI_IB_07-2010_No344_RRR-RSPM1.pdf.

50	Liz Pulliman Weston, the Basics, and Will You Run Out of Money? (2008) MSN Money, available at http://moneycentral.msn.com/content/Retirementandwills/Retireinstyle/P34815.asp.

of the “mortality risk” or the risk of living too long that is addressed by conventional life insurance – with the longevity risk of a cohort of other individuals. This is the fundamental concept embodied in annuity products – some participants in the pool (the “annuitants”) die prematurely and the assets of these participants inure to the benefit of annuitants who live longer than expected. This inuring of “longevity credits” permits participants in the pool to invest less than would have been required in a conventional mutual fund-type investment, given a particular set of assumptions, to reach the desired amount of assets by the advanced age.
There are various types of annuity products in the marketplace, all of which of rely on longevity risk pooling of one form or another. Several insurers now offer a type of annuity contract known specifically as a “longevity contract.”  These contracts pool investors’ longevity risk during a contractually stipulated deferral period and then pay annuity payments to investors who are still living at the end of the deferral period (or where the annuitant, if different than the investor, is still living at the end of the deferral period). However, unlike conventional deferred annuity contracts that offer death benefits or lump sum withdrawals during the deferral period and that therefore can generate longevity risk protection benefits only after annuity payments begin, these longevity contracts do not provide death benefits or permit withdrawals during the deferral period.  Instead, the assets of contract owners who die (or whose annuitants die) before the end of their stipulated deferral period inure to the benefit of the contract owners who are still living (or whose annuitants are still living) at the end of the deferral period under their contract.

2.	Proposal for a Fair and Transparent Solution
The Contracts are designed to fill the gap between society’s and individuals’ increasing need for longevity protection and the currently-available longevity protection solutions described above. The Contracts are modeled after the "longevity insurance" strategy described above, which is currently available in the unregistered fixed product market. The concept is a deferred annuity with payments starting at an advanced age, such as 85, and no payment on earlier death.51 The Contracts are actuarially designed, based on these principles, to allow an investor to isolate a relatively small portion of his or her net worth for the targeted purpose of longevity protection. The result of this design is that the Contracts provide the opportunity for accelerated gains, through the longevity credits, minimizing Contract level fees, and the potential growth through the Underlying Funds, in exchange for the long term commitment and recognition that no payments or Contingent Account Value are available if the annuitant dies or surrenders the Contract during the Deferral Period.
It is important to emphasize that the design of the Contracts, in particular the "closed-end" nature of the investment and the absence of a death benefit or cash value when the annuitant dies during the Deferral Period, is entirely consistent with the fundamental purpose of the product, as well as essential to the Insurance Company's ability to provide the longevity credits. Because an investor's goal in purchasing the Contract is to protect against the longevity risk of the annuitant, upon the annuitant's death, the risk addressed by the Contracts no longer exists. Also, as explained above, these features are fundamental to the actuarial basis for the economic terms of the Contracts.52
Both the absence of cash value and death benefit features are consistent with applicable state law.53 Equally important, as a result of the heightened suitability and general sales practice guidelines that will be imposed by the Insurance Company, Contract owners will have invested only a limited portion of their assets in the Contract, which minimizes the impact of these features for the Contract owner.

51	See 2006 Society Report.

52	See Section I.C.6 of this Application, “Absence of Withdrawals, Surrenders, or Death Benefit during the Deferral Period.”

53	Connecticut insurance regulation does not impose non forfeiture or redeemability requirements on the Contracts, but rather addresses sales practices of products.

As indicated, longevity insurance products are available in the unregistered markets on a fixed accumulation basis. However, for the same reasons that a variable accumulation option has become a staple of long term planning in the form of traditional deferred variable annuities, Applicants believe there is market demand for a variable accumulation option in long term longevity planning. A longevity variable annuity product would allow consumers a way to obtain the same type of longevity protection as is provided by currently-available fixed longevity products – that is, Contract value would be enhanced through the longevity credits added to the Contingent Account Value during the Deferral Period – while providing an opportunity for market returns to help offset or mitigate the effects of inflation. Such a product would also provide an opportunity to invest in variable investment options managed by an established investment adviser with a known track record. In this regard, Applicants assert that over the long range time period contemplated for the Contracts, allocation of investments over a diversified portfolio of asset classes is more likely to keep pace with inflation and economic cycles than a purely fixed rate of return.54 As a further feature, since the Contracts provide for equity fund options and a fixed account option, consumers would possess the ability to reduce their market exposure during the Deferral Period depending upon their comfort with market conditions and/or life circumstances by allocating interests in their Contract to the fixed account option.55
Significantly, the Contracts would be offered to investors through Financial Advisers who provide advice and guidance about longevity risk and the fundamental knowledge necessary for an individual purchaser's understanding of his or her own retirement situation. Applicants assert that there would be substantial investor protection advantages to having this advice

54	Historically, over long durations, equities have provided opportunity for higher returns than fixed income investments, thus allowing for potentially greater annuity payments later in life.

55	The Contracts also offer a money market fund option and a bond fund option.

provided by associated persons of the financial advisers that DFA works with, based on prospectus disclosure that conforms to the Commission's registration requirements.56 Applicants believe that the disclosure and transparency attendant to the offering of registered securities will help ensure that investors and their advisers understand the features of the Contracts, the risks they pose, and whether the relative advantages and disadvantages offered by the Contracts is appropriate for their individual needs.
Additionally, since the Contracts would be a single part of a consumer’s overall financial planning and no compensation would be paid to DFA or the Financial Advisers from the sale of the product, selection of the product for a consumer’s retirement plan would be based on solving for longevity risk without compensation being a motivating factor. Combined with the absence of Contract level fees during the Deferral Period (including mortality and expense fees), the Contracts are designed to provide effective, affordable longevity risk protection.
For the reasons discussed above, Applicants submit that the benefits offered by the Contracts would make it a practicable longevity risk protection product for consumers, and  there is a strong public interest in providing investors with this innovative investment opportunity that meets a significant societal need for longevity protection.

B.	Redeemability--Section 27(i) Relief

1.	A Closed-End Variable Annuity is Consistent with the Public Interest and Protection of Investors
The 1940 Act permits the organization and operation of both open-end and closed-end funds. Open-end funds, by definition, offer redeemable securities, while closed-end funds, also by definition, do not. Thus the Act provides a framework that gives investors a choice between

56	Existing products are not sold by a prospectus and are not required to be sold by securities representatives.

a vehicle that offers redeemability as its hallmark, and another vehicle that does not. This framework reflects the types of investment companies that were in existence at the time the Act was considered and enacted. The Act implicitly recognizes the advantages of each form and the different constellation of benefits that each provides, and does not appear to have a bias toward either the open-end or closed-end model, leaving this to investor choice based on full disclosure.
For variable insurance contracts, however, the Act does not provide a choice. Section 27(i) of the Act, added by the National Securities Market Improvements Act of 1996 ("NSMIA"), provides that separate accounts and insurance companies offering variable insurance contracts must issue only redeemable securities. Accordingly, the terms of the statute do not contemplate or permit a "closed-end variable annuity." Investors planning for retirement through the use of variable contracts, therefore, do not currently have the option of a closed-end vehicle and the particular benefits such a vehicle would provide.
Applicants believe that the absence in the statute of provisions that would permit a closed-end variable annuity such as the Contract is a result of the historical development of the regulation of variable annuities, rather than based on any immutable public interest or investor protection provisions. Indeed it is hard to see why closed-end vehicles would be appropriate for investors in all other contexts except variable contracts, when variable contracts by their nature are long term vehicles that should involve less need for redeemability than short-term vehicles for which the closed-end format is permitted. Applicants believe that the history of the redeemability requirement for variable insurance products, as described below, demonstrates that the Contracts provide an appropriate basis for the Commission to exercise its exemptive authority.

2.	Origins of the Redeemability Requirements for Variable Contracts
Variable contracts did not exist at the time the 1940 Act was adopted, and prior to 1996, the Act did not address these products directly.57 While the Commission early on decided that regulation of variable products under the Act was appropriate, the Commission staff has long recognized that such regulation is, in many ways, an "historical anomaly" that involved a number of challenges.58 Because these products did not fit neatly into the terminology and provisions of the Act, the Commission looked for the category of investment company securities set forth in the Act that it found the most analogous, and concluded that variable products should be regulated as "periodic payment plans" under Sections 26 and 27 of the Act.59 Periodic payment plans are defined in the Act as contracts "providing for a series of periodic payments by the holder, and representing an undivided interest in certain specified securities or in a unit or fund of securities purchased wholly or partly with the proceeds of such payments..."60 Periodic payment plans were, in the years leading up to enactment of the 1940 Act, "essentially, a means of purchasing investment company securities by installment."61 Sections 26 and 27 of the 1940 Act were adopted in order to subject these products to heightened regulation, relative to

57
“The Investment Company Act naturally presents a statutory framework for the products and services that existed in 1940. Variable products did not exist then in any form, and Congress did not anticipate their creation.” Protecting Investors: A Half Century of Investment Company Regulation, Division of Investment Management, SEC (May 1992) (“Protecting Investors Report”) at 373.

58	Id.

59
See In re Prudential Ins. Co., 1940 Act Rel. No. 3620 (Jan. 22, 1963), aff’d sub nom. Prudential Ins. Co. v. SEC, 326 F.2d 383 (3rd Cir. 1964), cert denied, 377 U.S. 953 (1964), and In re Variable Annuity Life Ins. Co. 1940 Act Rel. No. 2974 (Feb. 25, 1960), in which the Commission considered requests for exemptions from the periodic payment plan provisions of the 1940 Act with respect to variable annuities.

60	Section 2(a)(27) of the 1940 Act.

61	Protecting Investors Report at 375.

regulation of ordinary mutual funds, focusing on the permissibility of and manner of deducting sales and related charges.62
The Commission has recognized, though, that even if variable products bear a "superficial resemblance" to periodic payment plan certificates, "variable contracts differ fundamentally from the periodic payment plan contemplated by Congress ...."63 As a consequence, "the regulations applicable to period payment plans are in many ways ill-suited for variable insurance."64
The main reason that the periodic plan provisions are "ill-suited" to variable products is that the regulatory scheme developed for periodic payment plans in Sections 26 and 27 was very much tailored to the "endemic abuses" Congress found in the sale of these products in light of their target market.65 As installment plans for the purchase of mutual funds, these programs were marketed primarily to low income investors who could not meet the minimum investment required by mutual funds and other equity securities. The most serious abuses resulted from the manner in which sales loads were deducted. Typically, sales load was calculated based on the total amount to be invested over the life of the plan rather than as a percentage of each payment, with a proportionately higher amount deducted

62
Periodic payment plans were typically structured as unit investment trusts investing in underlying funds. Section 26 of the 1940 Act specifically addresses unit investment trusts and provides protections against the “double fee” issue described below, by severely restricting the type of fees that unit investment trusts can charge. Section 27 incorporates the protections provided by Section 26.

63	See Protecting Investors Report at 390.

64	Id. at 375.

65
These abuses are catalogued in the Commission’s Investment Trust Study and Congressional testimony which generally provided Congress with the factual basis for the legislative process that led to adoption of the 1940 Act. See Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 89-2337 (1966) (the “PPI Report”); S. Rep. No. 76-1775 on S. 4108, Investment Company Act of 1940 and Investment Advisers Act of 1940, at 8-10, June 6, 1940. See also, Investment Trust Study, Report on Companies Sponsoring Installment Investment Plans, H.R. Rep. No. 76-482 (1940) (the “Investment Trust Study”). The abuses described center around selling practices and excessive sales charges.

from early payments. As a result, little of the early payments was left for actual investment. In addition, the plans either terminated or lapsed before completion of the planned payments, and since there was no requirement to refund excess sales loads, effective loads were substantially in excess of the loads contemplated for the completed plans.66 Investors were also subject to "double fees," since they paid both sales loads and other fees at both the plan and the underlying fund leve1.67 Section 27 was specifically designed to address these abuses, and focuses mainly on limitations on sales loads and restrictions on fees at the plan leve1.68
Section 27 also includes, in Section 27(c)(1), a requirement that periodic payment plans issue only redeemable securities. The reasons for this requirement are not clear, as the abuses catalogued in the Investment Trust Study focus on the charge issues discussed above, not redeemability. It is generally thought that the redeemability requirement in Section 27(c)(1) is a reflection of the structure and purpose of periodic payment plans at the time.69 As conduit products created purely for the purpose of financing mutual fund purchases for low income investors, with no service or value provided at the conduit entity level, it

66	Many plans required very low investment amounts (e.g., $5 a month) and many investors sustained heavy losses through early redemptions. See Investment Trust Study.

67	These abuses are more fully described in Protecting Investors Report at 382-383.

68	See supra, note 65.

69
The Congressional reports and related testimony appear to presume redeemability and describe such investment products as buying an investment trust security on an installment plan. See generally, H.R. Rep. No. 76-2639 at 22 (1940); 86 Cong. Rec. 9807-19 (1940); and 86 Cong. Rec. 10069-77 (1940). Periodic payment plans are vehicles facilitating the purchase of mutual fund shares on a periodic or installment basis by investing relatively small amounts of money at monthly or periodic intervals. "The method by which the investor purchased these investment trust or investment company shares was virtually the only change effected by the new installment payment device. However, a distinct and separate investment mechanism was involved. In essence, a 'trust on a trust' arrangement was created with two sets of charges and deductions imposed for each of these trusts." See Investment Trust Study at 4. The "typical 'trust' agreement required the trustee to," among other ministerial duties, "hold the underlying securities until the liquidation was necessitated by withdrawal, cancellation, or maturity of the certificate holder." Id. at 15.

would have made sense to provide the same liquidity for the program as would have been already afforded and reflected in the governing trust documents for these products.
3.	Rule 27c-1 — Exemptions for Variable Annuities in Pay-Out Based on Life Contingencies
Recognizing that rigidly applying the 1940 Act's regulatory regime for periodic payment plans "may harm investors by reducing the choices available to them,"70 the Commission adopted a number of rules designed to address the most common inconsistencies.71 One of the most important rules, Rule 27c-1, was adopted to provide the relief from Section 27(c)(1) for the annuity payout period that was essential to the fundamental nature of an annuity.
The Commission recognized that treating an annuitant's interest in a separate account that supports actuarially determined payouts as a "redeemable security," and thus subject to cash out rights, would make the product unworkable. As the Commission explained in the release adopting Rule 27c-1, "the mortality tables employed to determine payments of variable amounts for life annuitants assume that all annuitants will continue in the group and receive the payments specified in such contract. To permit redemptions .... would undermine the actuarial basis of the contracts."72 Accordingly, the rule exempts variable annuity contracts during the payout period where payments are made based on life contingencies.

70	Protecting Investors Report at 375.

71
The Commission adopted a series of these rules in 1969, recognizing that “[t]he securities issued by these separate accounts and the circumstances surrounding and the conditions attached to their issuance create unique problems.” See Proposing Release for Rules 14a-2, 15a-3, 16a-1, 32a-2, 22e-1, 27c-1, 27a-1, 27a-2, 27a-3 and 0-1(e), Notice of Proposed Rules Relating to Registered Separate Accounts Established by Insurance Companies to Provide for Variable Annuity Contracts, 1940 Act Rel. No. 5586 (Jan. 24, 1969).

72
Adoption of Rules 14a-2, 15a-3, 16a-1, 32a-2, 22e-1, 27c-1, 27a-1, 27a-2, 27a-3 and 0-1(e), Adoption of Variable Annuity Rules, 1940 Act Rel. No. 5738 (July 10, 1969). Prior to the adoption of these rules, insurance companies and their separate accounts obtained individual exemptions that provided the necessary relief.

4.	Adoption of Section 27(i) to Replace Section 27 for Regulation of Variable Annuities
In 1990, on the occasion of the 50th anniversary of the adoption of the 1940 Act, then-Commission Chairman Richard Breeden asked the Division of Investment Management (the “Division”) to undertake a thorough study of the Act in light of dramatic changes in the industry since its adoption and to determine whether any changes were appropriate. In the Protecting Investors Report, the Division recommended changes in 13 areas, one of which was the regulation of variable insurance products.73 Citing the fundamental differences between variable insurance products and the periodic payment plans contemplated by Congress, and the resulting "inappropriateness of the current statutory framework as applied to variable insurance," the Division recommended to the Commission legislative changes that would result in a complete overhaul of the Act as it applies to these products.74 Essentially, the Division's proposal was to exempt variable insurance contracts from the provisions of Sections 26 and 27 and to impose instead a new requirement that fees and charges deducted under the contract must be reasonable. The proposal also would provide the Commission with rulemaking authority to prescribe guidelines for determining the reasonableness of the fees and charges.75
The Division's discussion of its recommendation in the Protecting Investors Report and its proposed solution address the sales charge and fee provisions of Section 27. These provisions placed rigid and unfounded restrictions on the amount and nature of fees that insurance companies could charge for their products and, what was worse, put the

73	Protecting Investors Report at 373.

74	Id. at 390.

75	Id. at 402-410.

Commission in the untenable position of regulating insurance charges. The Division thus recommended "that the Commission propose legislation to amend sections 26 and 27 to exempt variable insurance products from the specific charge limitations under those provisions, and instead create restrictions against unreasonable aggregate fees."76 The Division did not mention issues with redeemability, either as one of the "endemic abuses" Section 27 was designed to address or as one of the difficulties in the current regime that needed to be fixed. Applicants believe this may be due to the fact that most variable products separate accounts, at that time, were organized as unit investment trusts, which are independently required to issue only redeemable securities.77 It seems also to have been the case that variable products issuers did not, at that time, consider further relief from redeemability to be necessary for the products they contemplated.
Nonetheless, the Division's proposal for excluding variable insurance products from the application of Section 27 was categorical and included elimination of the redeemability requirement of Section 27(c)(1) for these products, as well as the sales charge and other provisions of Section 27. While, as indicated above, most variable insurance contracts would still be subject to the redeemability requirements because the separate accounts were unit investment trusts, the Division's approach to Section 27 would have provided more flexibility on this point, and permitted non-redeemable products, for separate accounts that might in the future be structured differently.
In 1996, in the context of broader legislative changes enacted in NSMIA, Congress, for the most part, adopted the Division's recommendation. However, while the new legislation provided variable insurance products with exemptions from most of the provisions of Section

76	Id. at 417.

77	See Section 4(2) of the 1940 Act.

26 and 27, Congress did not provide relief from the redeemability requirement previously applicable to these products as periodic payment plans under Section 27(c)(1) and reimposed this requirement in section 27(i)(A)(2). Applicants are not aware of any definitive legislative history or other background materials that explain this provision.78 Possibly, Congress retained the redeemability requirement because it had always been a feature of these products and, in stark contrast to the charge issues, there was no clamor to eliminate that aspect of the regulation.
Congress's inclusion of the redeemability requirement for variable insurance contracts requires Applicants to apply for and receive exemptive relief with respect to the Contracts. However, Applicants do not believe this history indicates that the Commission is in any way barred or deterred from granting that relief. On the contrary, the history indicates that when the Division took a fresh and comprehensive look at variable contract regulation in the spirit of "look[ing] at areas where the law should be more flexible. . . without sacrificing the quality of investor protection,"79 the Division did not conclude that redeemability was essential to this regime. Accordingly, Applicants believe that this is an altogether appropriate area to exercise the Commission's exemptive authority under Section 6(c), which is designed as a means for the Commission to respond to developments

78
On this point, the House Report from the Commerce Committee simply states that “[t]he new subparagraph also preserves the requirement that variable contracts be redeemable securities.” H.R. Rep. No. 104-622 at 46 (1996). Earlier in the same paragraph, the Report states that new Section 27(i) cross references new Section 26(e) “to ensure that the charges under variable contracts funded by unit investment trusts and managed separate accounts are treated alike.” The term “managed accounts” here refers to an early type of open-end managed separate account structure for issuing variable contracts that has now largely been replaced by the more flexible two-tiered structure involving a unit investment trust investing in underlying mutual funds.

79	Protecting Investors Report, Introduction by then-Chairman Richard C. Breeden.

in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.80
5.	Public Interest/Investor Protection Basis for Relief from the Redeemability Provisions of Section 27(i)
As discussed above, Section 6(c) gives the Commission the flexibility to grant exemptions from particular provisions of the 1940 Act or any rule thereunder in cases where, for example, new products face regulatory restrictions, so long as an exemption is necessary or appropriate, is in the public interest, is consistent with the protection of investors, and is consistent with the policy and provisions of the 1940 Act. Applicants submit that the Contracts present such a case.
a.	The Contract Is a Fair and Transparent Solution for Investor Needs
As explained above in Sections III.A.1 and 2, the Contracts provide a valuable tool for dealing with a serious societal problem and individual investor needs. While the Contracts have certain features that, in isolation, would seem disadvantageous relative to other variable annuities that are available on the market — specifically the nonredeemable nature of the investment during the Deferral Period and loss of the investment if the annuitant dies during that period — these features are both critical to the actuarial basis for the product and directly tied to the product's fundamental goals. Although the Contracts are technically nonredeemable during the Deferral Period, the Contracts afford Contract owners the ability to redeem interests in the equity Underlying Funds, whose value may fluctuate with the markets, and to transfer the corresponding interest in those Underlying Funds to the fixed account option. This fixed account feature provides some of the same protections that redeemability provides — namely, the ability of a Contract owner to

80
See, e.g., Sisto Financial Corp., 1940 Act Rel. No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

effectively realize the value of his or her investment in the respective Underlying Funds and to preserve that value by allocating it to the fixed account, or to effect such transfers as a reaction to economic and market conditions. Furthermore, as these products are already available on an unregistered and unregulated basis, permitting the products to be offered on a registered basis with more diverse investment options and with the full protections of the federal securities laws would enhance rather than detract from investor protection. In particular, the disclosure and sales practices contemplated — including the marketing of the Contract as "closed-end" and the suitability type standards for permitting sales only in appropriate circumstances — are designed to ensure that investors and their Financial Advisers are fully informed of the risks and benefits associated both with the Contract and alternative longevity protection options so that they will choose the Contract only if it is the appropriate trade off of benefits and risks for them.
b.	The Commission Has Shown Flexibility Regarding Redeemability
As the history above demonstrates, there is nothing intrinsically sacrosanct about redeemability in variable annuity products.  Indeed, the Division itself recommended legislation that would have eliminated this requirement for variable products separate accounts organized in a form other than a unit investment trust. While Congress did not provide this type of relief by legislation, that alone does not prohibit the Commission from using its exemptive authority, as it is generally intended, to provide industry participants with the flexibility to offer investors innovative options within the bounds of the public interest and investor protection.
Support for exactly this type of relief is found in Rule 27c-1, which recognizes that redeemability is not appropriate for products designed around actuarial considerations based on mortality assumptions. As would be the case if the Commission were to impose redeemability requirements during the annuity pay-out period of a traditional variable annuity, requiring the Separate Account to permit redemptions during the Deferral Period "would undermine the actuarial basis of the contracts."81
Applicants believe that the critical role played by mortality assumptions in the design and feasibility of the Contracts provides an important distinction that will narrow the applicability of the relief requested and prevent concern with "opening the floodgates" for relief from the redeemability provisions of Sections 27(i), 27(c)(1), and other redeemability requirements under the Act. For the same reason, among others, Applicants do not believe that the Commission's reluctance, in the past, to grant Section 27(c)(1) relief to non insurance products implies a public interest reason against granting it in this case.
In this connection, in 1973, the Commission denied such relief to the Pacific Scholarship Trust, reversing an earlier decision that would have granted the relief.82 The applicant in that case was a closed-end investment company requesting relief from, among other things, the redeemability provisions of Section 27(c)(1) to permit the closed-end fund to sell periodic payment plans to provide funds for educational expenses of student beneficiaries designated by plan holders. The plans contemplated the application of the investor's savings account toward a beneficiary's first year's post-high school expenses, provided the studies were carried to completion. In other words, certain amounts could be forfeited by the failure of investors to carry out their plans or by the failure of beneficiaries to enter or continue their post-high school programs. Although the lump-sum or monthly deposits to a savings account would be nonforfeitable, the interest income that would be transferred annually to the fund would have been forfeitable in those

81	See Adoption of Variable Annuity Rules, 1940 Act Rel. No. 5738 (July 10, 1969).

82	See In the Matter of Pacific Scholarship Trust Sponsored by Pacific Scholarship Fund, 45 S.E.C. 385, 1940 Act Rel. No. 8065 (Oct. 31, 1973).

circumstances. The applicants in the Scholarship petition also had screening processes in place with pre-determined requirements of investors in an attempt to prevent sales of the plans to investors likely to forfeit.
In denying the exemption, the SEC noted that the appeal inherent in the plan was that a significant number of plan holders would have forfeited their earnings and that the forfeited sums would have been available to those who complete the plans. Significantly, the applicant sought to make its "public interest" case by analogizing the product to insurance and pension products. The Commission rejected this argument, observing that the proposed savings plans and insurance policies could not "be equated."83
Unlike the Pacific Scholarship savings plan, the Contracts are insurance contracts, specifically, annuity contracts, are not “tontine,” and do not require future payments for the investor to avoid forfeiting their earnings in the plan. As a result of the Scholarship plans not being annuities, the plans were not regulated under state insurance law or subject to review by state insurance commissions. Applicants note in this regard that the Contracts have been authorized for sale in 43 states.84 Also, the Scholarship plans were not products of a type for which the need for restrictions on redemptions had been recognized by the Commission. On the other hand, regardless of the technical application of Rules 22e-1 and 27c-1 under the 1940 Act, those rules make clear the Commission has determined that restrictions on redemptions are necessary and appropriate only in certain circumstances in connection with variable annuity products.

83
See id. Applicants note that the Scholarship plans were not issued by an insurance company, which by definition is in the business of insuring against the risk of occurrences that may or may not transpire (in the case of the Contracts, the risk of living beyond a specified age).

84	Applicants have also obtained a Private Letter Ruling from the Internal Revenue Service that the Contracts are annuities for tax purposes. See infra at note 92.

The Contracts are not “tontine” in nature, as were the Scholarship plans. The return earned by a purchaser of a Scholarship plan was based, in part, on actual forfeitures experienced by other plan purchasers.85 In contrast, much like most any annuity, the amount to be received by a purchaser of the Contracts upon the Maturity Date is based, in part, on actuarial assumptions regarding the longevity of Contract owners and not on any actual longevity data for Contract owners during the Deferral Period. In this regard, the Insurance Company, not the Contract owners in the mortality pool, takes the risk that mortality experience emerges unfavorably. The amount of any Contract forfeitures (i.e., the Contract value of Contract owners who die before their respective Maturity Dates) has no bearing on the amount of longevity credits allocated to other Contract owners, which is set contractually at the outset of the Contract. Any Contract forfeitures become assets of the Insurance Company’s general account and the general account is responsible for funding the contractual longevity credits due to other Contract owners. Even if there were no Contract forfeitures, the Insurance Company would be obligated to make payments promised in the Contracts. Accordingly, Applicants do not believe that the Contracts could be appropriately labeled as a “tontine.”
The tontine nature of the Scholarship plan posed the risk that participants would believe they had a greater probability of achieving a higher benefit. With the Contracts, clear disclosure regarding potential for forfeiture will be used in the product prospectus. Since Contract longevity credits are not affected by forfeitures, the timing of a Contract purchase and characteristics of other purchasers do not affect the level of payout, as it did in the Scholarship matter. Additionally, the Contracts’ registration statement comment period will allow for Commission staff input on the disclosure in this regard.

85	Scholarship plans allowed participants to obtain their investments plus forfeitures of others allocated pro rata to the remaining participants.

The Scholarship plans were designed as periodic payment plans, and investors in the plans would forfeit the earnings on their investment if they failed to make the required future payments. This structure presumably greatly increased the possibility of forfeiture. With the Contracts, investors are not required in any way to make future payment commitments.
Further, the Contracts are distinguishable from the facts in the Scholarship petition in the following manner.  The selling consultants in the Scholarship petition were not insurance agents or securities representatives and would have received sales-based compensation.  The Contracts, on the other hand, will be introduced only by the Financial Advisers and will be subject to the regulatory protections applicable to the offer and sale of securities and insurance contracts generally.  Moreover, the Insurance Company does not provide selling compensation. Lastly, the Scholarship plans were intended to fund higher education. The Contracts, on the other hand, are intended to prevent depletion of one’s assets late in life; a more critical and growing societal need given the current U.S. demographics than the goal at issue in the Scholarship matter.
Accordingly, for the reasons discussed above, Applicants do not believe this decision should serve as a deterrent to the Commission's granting relief for the Contracts.
c.	State Law Provides Substantial Protection
In the Protecting Investors Report, the staff relied heavily on the existence of state insurance law as an additional source of investor protection. Applicants believe it is important to note that the Contract has been authorized for sale in 43 states, each of which  provides for substantial investor protections, both in terms of suitability and/or sales practices requirements.  The Connecticut Insurance Department (the "Department") has specifically considered fixed longevity annuity contracts that do not include any cash value withdrawal rights or death benefits prior to annuitization, and has determined to permit them subject to special sales practice protections.86 Pursuant to the Department’s requirements, at or prior to the time of sale of a Contract in Connecticut, the Insurance Company must:
•	offer to the applicant a similar conventional deferred annuity product with a death benefit and cash value;
•
provide to the applicant illustrations of three alternative products to the Contract: an immediate annuity, a conventional deferred annuity with a death benefit, and a longevity annuity (a deferred annuity with a delayed payment requirement); and

•	Obtain the Department’s approval for the format of each of the three illustrations.
With respect specifically to the sale of Contracts offered in Connecticut, such Contracts are required by the Department to provide for a fixed account option. In addition to complying with this Department requirement, Applicants have voluntarily decided to provide the fixed account option in all states in which the Contracts are approved for offer and sale.87
The Insurance Company has met with Department staff, who have indicated that the Contract, as designed, would be regulated as a variable annuity.88

86
On January 10, 2008, the Department issued Bulletin S-11 regarding the sale of longevity annuity products in Connecticut. The bulletin provides guidance on the states’s requirements for securing approval of a longevity annuity. The bulletin is based on experience with fixed annuities, and provides for a number of protections to be built into the sales process for these products. The bulletin indicates that (a) the state will require an insurer to offer a similar deferred annuity contract with a death benefit to the applicant when presenting the longevity product; (2) three illustrations of three alternative products must be presented to the applicant – an immediate annuity, a deferred annuity with a death benefit, and the longevity annuity; and (3) the illustrations must be submitted to the Department for approval. With respect to the third requirement, the Department has approved the format of the illustrations.

87	The current intention of the Applicants is to offer and sell the Contracts with a fixed account option in all states where state insurance department approval has been received.

88
The Interstate Insurance Product Regulation Commission (“IIPRC”) also treats longevity annuities issued by insurers as annuity contracts under state law.  See IIPRC “Individual Deferred Paid-Up Non-Variable Annuity Contract Standards (Commonly Marketed as Longevity Annuities)” (Oct. 17, 2010) available at http://www.insurancecompact.org/rulemaking_records/101017 _ind_def_pu_non_var_ann_long_stds.pdf. Accordingly, issuers of fixed longevity annuities can file their contracts with the IIPRC instead of making individual state filings in those states that are members of the Interstate Insurance Compact. As of July 29, 2011, 41 states and jurisdictions are members of the Interstate Insurance Compact, including two states that are not yet effective (OR – Jan. 2012 and NV – Oct. 2011).

Since meeting its operational threshold in May 2006, the IIPRC now has 41 Member States representing approximately two-thirds of the premium volume nationwide. The Management Committee of the IIPRC manages the affairs of the Commission. The Management Committee Members currently include the seven largest Compacting States according to premium volume: Illinois, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, and Texas; four mid-sized states, Maryland, Missouri, Virginia, and Wisconsin; and one additional state from each of four regional zones, Kansas, Mississippi, New Hampshire, and Washington. Additional Members of the Compact include: Alabama, Alaska, Colorado, Georgia, Hawaii, Idaho, Indiana, Iowa, Kentucky, Louisiana, Maine, Massachusetts, Minnesota, Nebraska, Nevada (Eff. Oct.1, 2011), New Mexico, Oklahoma, Oregon (Eff. Jan. 1, 2012), Puerto Rico, Rhode Island, South Carolina, Tennessee, Utah, Vermont, West Virginia, and Wyoming.

Finally, as noted earlier, the Contracts will be offered and sold in a manner that will meet or exceed the minimum requirements established by the NAIC Suitability in Annuity Transactions Model Regulation.
d.	The Commission Has Encouraged Innovation in the Use of the Closed-End Form to Meet Long-Term Investment Objectives and Other Investor Needs
When in 1990 then-Chairman Breeden asked the staff to study the 1940 Act and suggest areas where the law could be more flexible without sacrificing investor protection, expansion of the use of closed-end funds was an important area where the staff saw opportunities for improvement over the current "rigid classification system."89 In the Protecting Investors Report, the staff concluded that it was appropriate to reexamine that classification system and provide the opportunity "to chart new territory" between the existing extremes available under the statute.90 The Commission's interval fund rule, discussed in this Application in connection with Applicants' request for exemptive relief under Section 23(c), grew out of this recommendation.
Variable annuities provide a logical place to advance this opportunity for innovation in the use of the closed-end fund vehicle. By their very nature, variable annuities are generally designed for retirement funding or other long-term investment goals. Congress, the Commission, and other regulators have encouraged their use for such purposes, by, in the case of Congress, imposing tax penalties on early withdrawals, and in the case of the

89	Protecting Investors Report at 421.

90	Id. at 424.

Commission, providing guidance in various contexts stressing the long-term nature of variable annuities. The Commission has also explicitly recognized that "[b]ecause variable insurance contracts are long-term contracts, they are well suited for investing in funds with less liquid portfolios and more limited redemption procedures than are currently permitted under the [1940] Act."91
Additionally, notwithstanding the fact that Applicants are seeking to convert a traditionally fixed product to a variable product, one federal regulator, the Internal Revenue Service, granted Insurance Company a Private Letter Ruling based on among other things, a finding that the Contract is an annuity contract.92
Applicants ask the Commission to take up the spirit of the staff's recommendations in the Protecting Investors Report in considering Applicants' proposal for a closed-end variable annuity.
e.	Past Exemptive Relief from Redeemability Requirements
The Commission has granted exemptions from the redeemability requirements of the 1940 Act in numerous other instances, both by order and exemptive rule, in order to permit innovation in response to changing circumstances and investor needs, consistent with the public interest and investor protection. Applicants are requesting the Commission to continue its long-standing willingness to re-examine the rigid redeemability categories captured in the 1940 Act and use its exemptive authority to "chart new territory" in this realm.93

91	Periodic Repurchases by Closed-End Management Investment Companies, 1940 Act Rel. No. 18869, at 30 (July 28, 1992) (proposing Rules 23c-3 and 22e-3).

92	See I.R.S. Priv. Ltr. Rul. 200939018 (Sept. 25, 2009) (payments under the Contracts are “annuity payments” for purposes of the Internal Revenue Code) (on file with Applicants).

93	See Protecting Investors Report at 424.

For example, the Commission adopted Rule 23c-3, which provides flexibility to increase shareholder liquidity to closed-end funds, and has granted exemptions to permit investment company issuers investing in less liquid securities to pay redemption proceeds on a delayed basis.94 The Commission has granted exemptive relief from Section 22(e) to a closed-end fund converting to an open-end fund which was not sufficiently liquid to operate as a traditional open-end fund that redeems its shares daily.95 More recently, the Commission granted relief from Section 22(e) to numerous exchange traded funds, extending the statutory seven-day period for payment of redemption proceeds, to accommodate local market delivery cycles for transferring redemption securities to redeeming investors, together with local market holiday schedules.96
In the insurance area, the Commission has adopted exemptive rules and granted no action relief from the redeemability requirements in a number of instances where redeemability was not necessary or appropriate based on either the nature of the product or applicable law.97 Moreover, in at least one instance, the Commission has also granted exemptive relief from the redeemability

94
Periodic Repurchases by Closed-End Management Investment Companies, 1940 Act Rel. No. 18869, note 62 (July 28, 1992). See, e.g., American Federation of Labor and Congress of Industrial Organizations Mortgage Investment Trust, 1940 Act Rel. No. 10650 (Mar. 30, 1979) (Notice) and 1940 Act Rel. No. 10674 (Apr. 26, 1979) (Order); Fiduciary Equity Shares, Inc., 1940 Act Rel. No. 5514 (Oct. 15, 1968) (Notice) and 1940 Act Rel. No. 5589 (Jan. 22, 1969) (Order).

95
This relief allowed for a redemption policy whereby the fund was permitted to accept redemption requests on or before the close of business on the first business day of each month. Redemption requests received during the course of any calendar month were permitted to be effective as of the next monthly deadline. The fund was permitted to price the shares for redemption as of the close of business on the last business day of that month. The fund was then required to pay such proceeds of redemption requests within seven calendar days after the redemption pricing date. As a condition of the exemptive relief granted, the fund agreed to state this redemption policy on the cover of its prospectus and in any marketing materials and that the fund would not hold itself out as a “mutual fund.” See Emerging Markets Growth Fund, 1940 Act Rel. No. 23433 (Sept. 11, 1998) (Notice) and 1940 Act Rel. No. 23481 (Oct. 7, 1998) (Order).

96
See Claymore Exchange-Traded Fund Trust, 1940 Act Rel. No. 27982 (Sept. 26, 2007) (Notice) and 1940 Act Rel. No. 28019 (Oct. 23, 2007) (Order); Powershares Exchange Traded Fund Trust, 1940 Act Rel. No. 27811 (Apr. 30, 2007) (Notice) and 1940 Act Rel. No. 27841 (May 25, 2007) (Order); Barclays Global Fund Advisors, 1940 Act Rel. No. 25078 (July 24, 2001) (Notice) and 1940 Act Rel. No. 2511 (Aug. 15, 2001) (Order).

97	See Rules 6c-7, 22e-1, and 27c-1. See also, American Council of Life Insurance, No-Action Letter (Nov. 28, 1988).

requirements.  In 1989, the Commission granted narrowly-tailored relief to College Retirement Equities Fund (“CREF”) and Teachers Insurance and Annuity Association of America from the redeemability requirements during the accumulation phase of a deferred variable annuity contract.98 The CREF matter presented unique circumstances, in that the annuities at issue were issued primarily in connection with retirement plans and employer and employee contributions were intended to be used for retirement purposes. In light of this purpose, CREF argued, redeemability during the accumulation phase would have frustrated the utility of the annuity contracts.  The Commission was receptive to this argument and found that it was consistent with the 1940 Act and Rule 6c-7.  The CREF application and order granting contoured redeemability exemptive relief provide precedential support for the unique exemptive relief requested by Applicants.
f.	Conclusion Regarding Redeemability
Applicants do not believe that the 1940 Act's redeemability provisions should be viewed as precluding an innovative product, such as the Contract, if it fills an important need and is sold only to appropriate investors who understand exactly what they are foregoing and are obtaining what they view as a "good bargain" in exchange. The question, therefore, is whether the limited structural options offered by the 1940 Act should pose an insuperable barrier to providing this mix of benefits and burdens, and thus possibly "harm investors mainly by reducing the choices available to them."99 Applicants believe that with appropriate disclosure, suitability requirements, sales practice regulation by the states, and Commission regulation, the public interest would be served by giving investors the option to use the Contract as a means of securing longevity protection.

98	See College Retirement Equities Fund and Teachers Ins. and Annuity Assn. of America, 1940 Act Rel. No. 15866 (July 10, 1987) (Notice) and 1940 Act Rel. No. 17116 (Aug. 22, 1989) (Order).

99	Protecting Investors Report at 375.

For the reasons stated above, Applicants request relief from the redeemability requirements of Sections 27(i)(2)(A) of the 1940 Act during the Deferral Period, as described herein.
C.	Closed-End Structure of the Separate Account - Section 18 Relief
Applicants request an exemption from Sections 18(c) and 18(i) of the 1940 Act to the extent that the proposed issuance and sale of interests in multiple Investment Accounts of the Separate Account might be deemed (1) to result in the issuance of a "senior security" within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c) and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act. The provisions of Section 18(c) and 18(i) do not contemplate a closed-end management investment company being organized as a separate account offering multiple sub-accounts such as the Investment Accounts.
Applicants believe that offering the Contracts through a single Separate Account with multiple Investment Accounts provides the flexibility to enhance Contract owner investment options with maximum efficiency, and does not present any of the concerns addressed by Sections 18(c) and 18(i). It can be advantageous for Contract owners to have multiple investment options to choose from, and a range of asset allocation opportunities and the opportunity to transfer among them may be useful in achieving the long term goals of the Contracts. This could, in theory, be accomplished by funding the Contracts through a group of individual separate accounts. However, the proposed structure accomplishes the same benefits in a more convenient, efficient, and cost-effective manner, without exposing Contract owners to any additional disadvantages or risks. The proposed structure is not designed to permit borrowing, leverage or speculative practices of any kind, nor will the Separate Account engage in these practices. No class of shares will receive preferential treatment or suffer discrimination with respect to any other class, except as a result of insulation of gains, losses and assets of the different Investment Accounts, which is inherent in the offering of multiple investment options and is critical to the investment goals of the Contracts and their owners.
The relief requested under Section 18 is consistent with Commission precedent. The Commission has recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. For example, the Commission has adopted Rule 18f-3 permitting different classes series of shares within a single open-end management investment company, and the Commission has granted orders to closed-end funds permitting them to offer multiple classes in a manner similar to the structure authorized by Rule 18f-3.100 Applicants believe that the Separate Account's structure of offering multiple Investment Accounts does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open or closed-end investment companies that offer a multiple class structure, as permitted by Rule 18f-3 and these orders.
The proposed structure is similar to the "series" structure permitted for open-end funds by Section 18(0(2) and Rule 18f-2. Section 18(f)(2) of the 1940 Act provides that open-end investment companies may issue classes or series of stock reflecting segregated asset portfolios without creating senior securities. Rule 18f-2 reflects the recognition that a single investment company can be structured with multiple investment options to address the equal voting policies of Section 18. Applicants agree to comply with the voting provisions set forth in Rule 18f-2 with respect to Contract owner interests in the different Investment Accounts.

100
See CypressTree Asset Management Corporation, Inc., 1940 Act Rel. No. 23323 (July 10, 1998) (Notice) and 1940 Act Rel. No. 23378 (Order). See also, Sierra Trust Funds, 1940 Act Rel. No. 20093 (Feb. 23, 1994) (Notice) and 1940 Act Rel. No. 20153 (Mar. 22, 1994) (Order).

D.	Anti-Pyramiding — Section 12(d)(1) Relief
The Separate Account, through multiple Investment Accounts, will invest all of its assets in Underlying Funds, with each Investment Account investing all its assets in a single Underlying Fund.  As explained above, Section 12(d)(1), often referred to the Act’s “anti-pyramiding” provision, generally limits the amount of an investment company’s assets that can be invested in securities of another investment company, as well as the amount of its own securities that one investment company can sell to another investment company.  Section 12(d)(1)(E) of the 1940 Act provides an exemption for exactly the type of arrangement contemplated for the Separate Account, where sub-accounts of a separate account each investment is an underlying fund option, but only where the separate account is organized as a unit investment trust.101
Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities of transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  Applicants request an exemption under Section 12(d)(1)(J) to permit the Separate Account and the Underlying Funds to rely on the exemption provided by

101
Section 12(d)(1)(E) provides that the provisions of 12(d)(1) “shall not apply to a security purchased or acquired by an investment company if: (1) the depositor of, or principal underwriter for, such investment company is a broker or dealer registered under the Securities Exchange Act of 1934, or a person controlled by such a broker or dealer; (2) such security is the only investment security held by such investment company (or such securities are the only investment securities held by such investment company, if such investment company is a registered until investment trust that issues two or more classes or series of securities, each of which provides for the accumulation of shares of a different investment company); and (3) the purchase or acquisition is made pursuant to an arrangement with the issuer of, or principal underwriter for the issuer of, the security whereby such investment company is obligated – (aa) either to seek instruction from its security holders with regard to the voting of all proxies with respect to such security and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security, and (bb) in the event that such investment company is not a registered investment company, to refrain from substituting such security unless the Commission shall have approved such substitution in the manner provided in section 26 of this Act.”

12(d)(1)(E) to the same extent as if the Separate Account were a unit investment trust investing in the Underlying Funds.
Applications believe that such relief is in the public interest and consistent with the public interest and the protection of investors.  First, the proposed arrangements will not result in the abuses that Sections 12(b)(1)(A) and (B) were intended to prevent.  The anti-pyramiding provisions of Section 12(d)(1) are generally designed to prevent layering and duplication of investment company charges and excessive control of the acquired investment company by the acquiring company by threats of disruptive redemptions.  Currently, it is not expected that there will be any Separate Account fees associated with the Contracts, and in any case the existence of separate account fees for separate accounts organized as unit investment trusts does not disqualify a separate account from relying on the exemption provided by Section 12(d)(1)(E).102 Moreover, redemptions will occur only through Contract owner instructions to transfer among Investment Accounts.  Accordingly, the relief provided in Section 12(d)(1)(E) is even more appropriate for the Separate Account, since the closed-end nature of the Separate Accounts makes disruptive redemptions at the Underlying Fund level less likely than if it were a unit investment trust, and itself issued redeemable securities.
Second, as explained above, it can be advantageous for purchasers of the Contracts to have multiple investment options to choose from and the opportunity to transfer among them, in order that they may pursue the asset allocation strategies necessary to achieve their long term investment goals, and Applicants wish to have this flexibility. While this could, consistent with the literal terms of Section 12(d)(1), be accomplished by establishing multiple separate accounts, each investing in a single Underlying Fund,

102	Aggregate fees for variable insurance contracts must be reasonable under Sections 26 and 27 of the Act, regardless of the form of organization.

dividing the Separate Account into multiple Investment Accounts is merely a more efficient and economical means of implementing the same beneficial feature and does not expose Contract owners to any additional risk.
Applicants further note that the Commission has provided relief from the provisions of Section 12(d)(1) to other registrants,103 and specifically to insurance company separate account registrants that did not meet the requirements of Section 12(d)(1)(E).104
Applicants further state that they will abide by the conditions required under Section 12(d)(1)(E), including the requirement to provide pass-through voting.
E.	Repurchase of Interests and Continuous Offering — Relief from Section 23(c)(3) and Ability to Rely on the Rule 23c-3 Interval Fund Exemptions

1.	Anti-Discrimination Protection
Section 23(c) of the 1940 Act generally prohibits a registered closed-end investment company from purchasing any securities of which it is the issuer except in the open market, pursuant to tender offers or under other circumstances as the Commission may permit to insure that the purchase is made on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. These provisions could be deemed to prevent Contract owner transfers of Contingent Account Value and Cash Value among the various Investment Accounts and withdrawals during the Deferral Period to satisfy any applicable minimum distribution requirements. Additionally, relief from Section 23(c) may be needed in order to permit withdrawals or

103
ING Partners, Inc., 1940 Act Rel. No. 27116 (Oct. 12, 2005) (Notice) and 1940 Act Rel. No. 27142 (Nov. 8, 2005) (Order); MetLife Investors USA Insurance Company, 1940 Act Rel. No. 27082 (Aug. 11, 2005) (Notice) and 1940 Act Rel. No. 27059 (Sept. 7, 2005) (Order); and Federated Investors Inc., 1940 Act Rel. No. 26600 (Sep. 17, 2004) (Notice) and 1940 Act Rel. No. 26632 (Oct. 13, 2004) (Order).

104
See ML Life Insurance Company, 1940 Act Rel. No. 18635 (Mar. 27, 1992) (Notice) and 1940 Act Rel. No. 18673 (Apr. 23, 1992) (Order); Merrill Lynch Life Insurance Company, et al., 1940 Act Rel. No. 18329 (Sept. 20, 1991) (Notice) and 1940 Act Rel. No. 18372 (Oct. 17, 1991) (Order).

transfers of Cash Value during the Maturity Period at Contract owner instructions and transfer of Cash Value to the Insurance Company's general account upon annuitization.
Section 23(c)(3) provides that the Commission may permit, by rule or order, a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Under this authority, the Commission has adopted Rule 23c-1, which permits a registered closed-end investment company to purchase its securities for cash subject to a number of conditions designed to prevent unfair discrimination.105 Applicants believe that the proposed transactions would comply with the nondiscrimination standard, and further, do not pose any of the threats that Section 23(c) was designed to address.
Section 23(c) was adopted in response to abuses during the 1920s and 1930s in extensive repurchase operations by closed-end companies. Before the stock market crash of 1929, it was not unusual for sponsors of closed-end companies to instigate market repurchases for the purpose of influencing the market to aid in the distribution of new shares. These repurchases also could enhance the value of the sponsors' own holdings. After the crash, as the price of closed-end shares fell to a discount from net asset value, repurchases at a discount became a source of book profits for closed-end companies. Selling shareholders had no way of knowing the extent of the discount because closed-end companies did not disclose the net asset value of their shares. In addition, because some companies made purchases on the open market without informing investors, investors could not determine the extent to which the market was being driven by the company's management. Other abuses occurred as well. Some closed-end companies would repurchase securities from

105	Rule 23c-1 and certain of its conditions are further described above in Section II.E. of this Application.

insiders in private purchases, sometimes at a premium or in blocks that could not have been sold at the prevailing market price because of the size of the purchase. Some companies would repurchase from certain shareholders to establish control or remove opposition to management.
The proposed transactions in connection with the Separate Account and the Contracts would not involve any of these abuses, and do not unfairly discriminate against any Contract owner. Rather they are designed to implement the provisions of the Contracts in accordance with their terms, which will be fully disclosed and are specifically designed to meet the Contract owner's goals. Accordingly, Applicants believe that they meet the standard for exemptive relief under Section 23(c)(3). Moreover, the proposed transactions will be structured to comply with the conditions of Rule 23c-1 either literally or in substance, in all respects material to the Contracts. As the Commission designed Rule 23c-1 to guard against unfair discrimination, this further demonstrates that the proposed transactions meet the relevant standards.
The Commission has in the past has shown flexibility in granting exemptions under Section 23(c) to accommodate investor needs. The Commission's proposing release for Rule 23c-3 noted that, "[s]ome recent developments have indicated that investors may not be able to satisfy their investment objectives with the traditional procedures for redeeming open-end shares and reselling closed-end shares."106 The Commission recognized that "in order to provide investors with greater investment flexibility and the option to invest in less liquid securities" ... new rules and rule changes were necessary "to provide shareholders an

106	Periodic Repurchases by Closed-end Management Investment Companies, 1940 Act Rel. No. 18869 at text accompanying notes 43-44 (July 28, 1992).

intermediate degree of liquidity between the traditional open-end and closed-end procedures."107
2.	Interval Fund Exemptions
As closed-end funds that conduct a continuous offering of their shares and offer some liquidity to their shareholders through repurchase offers, interval funds also need the ability to rely on certain rules, and rule exemptions, under the 1933 and 1934 Acts. The Commission has provided this relief through the interval fund exemptions described above for closed-end funds that rely on Rule 23c-3. For example, a specific provision of Rule 415 adopted in conjunction with Rule 23c-3 expressly permits an interval fund operating pursuant to Rule 23c-3 to offer shares on a continuous basis under Rule 415.108 Rule 415 works in tandem with Rule 486; Rule 486 permits an interval fund to file certain post-effective amendments that become effective automatically, assisting interval funds that make continuous or delayed offerings in maintaining a continuously effective registration statement. Interval funds operating under Rule 23c-3 are also exempt from the tender offer and issuer repurchase rules under the 1934 Act and the 1934 Act rules governing repurchases during an offering with respect to the liquidity feature they offer their shareholders.
Applicants request exemptive relief under Rule 23c-3 that would enable them to rely on the interval fund exemptions to conduct a continuous offering of the Contracts and engage in the

107
Id. at text accompanying notes 61-62. The Commission has also been flexible in providing relief for closed-end funds relying on Rule 23c-3 or otherwise making repurchases. See, e.g., the exemptive orders granted to a number of close-end funds to issue multiple class shares. Franklin Floating Rate Trust, 1940 Act Rel. No. 26181 (Sept. 23, 2003) (Notice) and 1940 Act Rel. No. 26234 (Oct. 30, 2003) (Order); Van Kampen Investment Advisory Corp., et al., 1940 Act Rel. No. 25924 (Feb. 3, 2003) (Notice) and 1940 Act Rel. No. 25951 (Mar. 3, 2003) (Order); Scudder Weisel Capital Entrepreneurs Fund and Schdder Weisel Capital LLC, 1940 Act Rel. No. 24805 (Dec. 27, 2000) (Notice) and 1940 Act Rel. No. 24833 (Jan. 19, 2001) (Order); Cypresstree Asset Management, Corp., Inc., 1940 Act Rel. No. 23312 (July 10, 1998) (Notice) and 1940 Act Rel. No. 23378 (Aug. 5, 1998) (Order).

108	See Rule 415(a)(10(xi).

transactions described above. In adopting Rule 23c-3, the Commission determined that the protections provided by these 1933 Act and 1934 Act rules restricting continuous offerings and repurchases by closed-end funds were not necessary or appropriate for interval funds, and Applicants believe this conclusion is equally applicable to the Contracts.
F.	Registration of an Indefinite Amount of Securities — Section 24(f) and Rule 24f-2 Relief
Section 24(f) of the 1940 Act provides that a registered open-end management investment company, face-amount certificate company or unit investment trust ("UIT") will be deemed to have automatically registered an indefinite amount of securities upon the effective date of its registration statement under the 1933 Act. The company then will pay a fee within 90 days after the end of each of its fiscal years, which is based on its net sales of securities — the aggregate sales price for the company's securities sold during the fiscal year reduced by the aggregate redemption of repurchase price of securities redeemed or repurchased during the fiscal year (netting can be performed either on a company-wide basis or within individual series or sub-accounts). Rule 24f-2 requires that not later than 90 days after the end of any fiscal year, the company must file a notice on Form 24F-2 to register the securities it sold during the fiscal year. These statutory provisions and rules, taken together, have provided companies eligible to use them with significant flexibility both to avoid "over sales" of securities which can occur with advance registrations of continuous offerings and to reduce their registration fees. Furthermore, with respect to the typical "two-tiered" variable products structure where the separate account, organized as a unit trust, invests in underlying mutual funds, the Commission and the staff have taken the position that fees need not be paid at both levels, and the underlying funds receive a credit for fees paid at the separate account level.109
Section 24(f) of the 1940 Act and Rule 24f-2 thereunder are not applicable to closed-end investment companies. Applicants therefore request exemptions from these provisions that would enable the Separate Account to register an indefinite amount of securities.
G.	Information to Contract Owners — Section 30(e), Rule 30e-1, and Rule 30e-2 Relief
Because the Separate Account is a registered management investment company rather than a registered unit investment trust, it will be governed by Rule 30e-1 rather than Rule 30e-2 with respect to its obligation to deliver semi-annual reports to Contract owners. Compliance with Rule 30e-1 would result in delivering to Contract owners financial and other information about the Separate Account, but they will receive based on prevalent practices among traditional variable annuity issuers. Accordingly, Applicants request the relief necessary to comply with Section 30(e) of the 1940 Act by providing the information required by Rule 30e-2 instead of Rule 30e-1.
H.	Conditions
Applicants agree that the order granting the requested relief shall be subject to the following conditions, which shall apply to the Applicants:

109
Registration under the Securities Act of 1933 of Certain Investment Company Securities, 1940 Act Rel. No. 22815 (Oct. 11, 1997); Neuberger & Berman Advisers Management Trust, No-Action Letter (Feb. 9, 1996); Insurance Co. Registrants Filing Guidance – 1996, No-Action Letter (Nov. 7, 1996).

1.	Applicants will comply with the voting provisions set forth in Rule 18f-2, under the 1940 Act, with respect to Contract owner voting of interests in the Investment Accounts.
2.
In order to rely upon Section 12(d)(1)(E), Applicants will comply with the requirements under Section 12(d)(1)(E) as they would to apply if the Separate Account were a unit investment trust, including but not limited to, the requirement of pass-through voting.

3.	Applicants will not pay any brokerage commissions to DFA or the Financial Advisers, or any of their affiliated persons, for sales of the Contracts.
4.	Applicants will adhere to the following heightened suitability criteria specifically designed for the offer and sale of the Contracts:
•
Financial Advisers will be required to market and introduce Contracts only in accordance with the Insurance Company’s then-current established guidelines specifying the acceptable range of the an investor’s “investible assets” (currently, between $1 million and $5 million) and the maximum percentage of  an investor’s “total net worth” (currently, a maximum of 15%) that may be used as premium for the Contract.

•
Prior to a Financial Adviser informing clients about the Contracts, Insurance Company will specially train such Financial Adviser with respect to longevity risk generally and the types of products and tools available to address longevity risk.

•
Upon submitting Contract applications to the Insurance Company, Financial Advisers must provide a certification executed by the Financial Adviser that the applicable Insurance Company suitability requirements have been met.

5.
Applicants will adhere to the suitability requirements of FINRA Rule 2330, the respective suitability requirement of each state in which the Contracts are approved for offer and sale, and the NAIC Suitability in Annuity Transactions Model Regulation.

6.
In all states in which such option is approved, Insurance Company will include at least one fixed account option within the Contract to which Contract owners can transfer some or all of their Cash Value in the Investment Accounts.

IV. CONCLUSION
For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will insure that the purchases in question are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Accordingly, Applicants respectfully request that the Commission enter an order pursuant to Section 6(c), 12(d)(1)(J) and 23(c) of the 1940 Act to the extent necessary to grant the exemptions requested in this Application.

V. COMMUNICATIONS

Please address all communications concerning this Application and the notice and order to:
Kathleen McGah, Esq.
Vice President, Life and Annuity Counsel
Phoenix Life Insurance Company
One American Row
Hartford, CT 06103-2899
806.403.6625
Please address any questions concerning this Application and a copy of any communications, notice and order to:
W. Thomas Conner, Esq.
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415
202.383.0590 / 202.383.0158

VI. AUTHORIZATIONS AND SIGNATURES
Under the current certificate of incorporation of the Insurance Company, its business and affairs are to be conducted by its Board of Directors. Under the current establishment of the Separate Account, its business and affairs are to be conducted by the Board of PHL Variable Insurance Company. In accordance with the aforesaid organizational documents, all actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to do so.

Copies of resolutions required under Rule 0-2(c)(1) under the 1940 Act authorizing the filing of this Application are attached to the Application as Exhibit A.

PHL VARIABLE INSURANCE COMPANY

By: /s/ John H. Beers
Name: John H. Beers
Title: Secretary of PHL Variable Insurance Company
Date: August 1, 2011

PHL VARIABLE INSURANCE COMPANY For PHL VARIABLE ACCUMULATION ACCOUNT III

By: /s/ John H. Beers
Name: John H. Beers
Title: Secretary of PHL Variable Insurance Company
Date: August 1, 2011

VERIFICATIONS

State of Connecticut
County of Hartford ) SS: Hartford

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application, dated, August 1, 2011, for and on behalf of PHL Variable Insurance Company, and the PHL Variable Accumulation Account III, that he is the Secretary of PHL Variable Insurance Company and that all actions by the Board of Directors of PHL Variable Life Insurance Company to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ John H. Beers
John H. Beers
Subscribed and sworn to before me this 22nd day of July, 2011
/s/ Laura E. Santino
Laura E. Santino Notary Public My Commission Expires 02/28/2013

EXHIBIT INDEX
Exhibit                      Exhibit Name                                                      Sequential Page
A                                Resolutions                                                                A-1

EXHIBIT A
RESOLUTIONS

PHL VARIABLE INSURANCE COMPANY
STATUTORY WRITTEN CONSENT
IN LIEU OF
MEETING OF BOARD OF DIRECTORS

We, the undersigned, being all the directors of PHL Variable Insurance Company (the "Company") do hereby waive notice of a meeting and consent to the following resolutions, such action to have the same force and effect as if taken at a meeting duly called and held for such purpose.
Authorization to File Application for Exemptive Relief

RESOLVED:
That the officers of the Company be, and each of them is, authorized with the assistance or advice of counsel, to prepare, execute and file, together as PHL Variable Insurance Company and on behalf of itself and on behalf of PHL Variable Accumulation Account III. PHL Variable Insurance Company and PHL Variable Accumulation Account III ("Applicants") with the Securities and Exchange Commission, may file an application, and any amendments thereto, to grant Applicants relief from Sections 6(c), 12(d)(1)(J) and 23(c)(3) of the Investment Company Act of 1940 for exemption from Sections 27(i), 12(d)(1), 18(c), 18(i), 23(c), 24(f), and 30(e) of the Investment Company Act of 1940 and Rules 23c-1, 23c-3, 24f-2, 30e-1 and 30e-2 thereunder.

FURTHER RESOLVED:
That the officers of the Applicants be, and each of them hereby is, authorized to execute and cause to be filed any and all other documents related to such Order, including any necessary amendments thereto, as the officer(s) executing the same may deem necessary or desirable or appropriate, such approval to be conclusively evidenced by his, her, or their execution thereof;

FURTHER RESOLVED:
That the officers of the Applicants be, and each of them hereby is, authorized to take such other actions, including the preparation and publication of a notice relating to such Order or any amendment(s) thereto and the representation of the Applicants in matters relating to such Order and any amendment(s) thereto or related documents thereof as they, or any such officer(s), deem necessary, desirable or appropriate; and

FURTHER RESOLVED:
That the officers of the Applicants be, and each of them hereby is, authorized to take such other actions as may be necessary, advisable or desirable to effectuate the intent of the foregoing resolutions.

/s/ Philip K. Polkinghorn                                                      /s/ Edward W. Cassidy
Philip K. Polkinghorn                                                                           Edward W. Cassidy

/s/ Christopher M. Wilkos
Christopher M. Wilkos

Dated:           7/22/2011

Attest:           /s/John H. Beers